NOTICE OF SPECIAL MEETING OF BAYTEX UNITHOLDERS

to be held December 9, 2010

and

NOTICE OF PETITION TO THE COURT OF QUEEN'S

BENCH OF ALBERTA

and

INFORMATION CIRCULAR and PROXY STATEMENT

with respect to a

PLAN OF ARRANGEMENT

involving

BAYTEX ENERGY TRUST, BAYTEX ENERGY LTD.,
BAYTEX EXCHANGECO LTD. AND BAYTEX ENERGY CORP.

October 26, 2010

If you are in doubt as to how to deal with these materials or the matters they describe, please consult your professional advisor.  If you require more information with respect to voting your securities of Baytex Energy Trust, please contact Valiant Trust Company toll free at 1-866-313-1872 or by e-mail at: inquiries@valianttrust.com.

                                                                                                               TABLE OF CONTENTS

LETTER TO BAYTEX UNITHOLDERS  i
NOTICE OF SPECIAL MEETING OF BAYTEX UNITHOLDERS  iii
NOTICE OF PETITION  v
QUESTIONS AND ANSWERS ON VOTING vii

INFORMATION CIRCULAR AND PROXY STATEMENT 1
Introduction 1
Forward-Looking Statement Disclaimer 1
Supplementary Disclosure – Non-Canadian GAAP Measures 2
Advice to Beneficial Holders of Units2
Information For United States Unitholders 3
Currency Exchange Rates 4
GLOSSARY OF TERMS 5
CONVENTIONS 9
SUMMARY INFORMATION 10
The Meeting 10
The Arrangement 10
Post-Arrangement Structure 11
Background to and Reasons for the Arrangement 12
Benefits of the Arrangement 12
Recommendation of the Board of Directors 13
Procedure for Exchange of Trust Units 13
Approvals 14
Right to Dissent 14
Information Concerning the Baytex Parties 15
Canadian Federal Income Tax Considerations 15
United States Federal Income Tax Considerations 16
Other Tax Considerations 16
Timing of Completion of the Arrangement 16
Risk Factors 16
BACKGROUND TO AND REASONS FOR THE ARRANGEMENT 17
Benefits of the Arrangement 17
Recommendation of the Board of Directors 18
THE ARRANGEMENT 19
General 19
Effect of the Arrangement on Unitholders 19
Dividend Policy of New Baytex 19
Effect of the Arrangement on Holders of Incentive Rights 20
Effect of the Arrangement on Holders of Income Tracking Units 21
Effect of the Arrangement on the DRIP 21
Effect of the Arrangement on the Series A Debentures 21
Effect of the Arrangement on the Convertible Debentures 21
Details of the Arrangement 22

Appendix A – Arrangement Resolution A-1
    Appendix B – Interim Order B-1
    Appendix C – Arrangement Agreement C-1
   Appendix D – Information Concerning New Baytex D-1
   Appendix E – Share Award Incentive Plan E-1
   Appendix F – Section 191 of the Business Corporations Act (Alberta) F-1

Procedure for the Arrangement Becoming Effective 25
Approvals 25
Arrangement Agreement 26
Timing of Completion of the Arrangement 27
Procedure for Exchange of Trust Units 27
Right to Dissent 29
Interests of Certain Persons or Companies in the Matters to be Acted Upon 31
Securities Law Matters 31
Experts 33
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS 33
Holders of Securities Resident in Canada 34
Non-Residents of Canada 35
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS 37
Arrangement 38
Ownership and Disposition of New Baytex Shares 39
Other Considerations 40
OTHER TAX CONSIDERATIONS 41
INFORMATION CONCERNING THE BAYTEX PARTIES 41
The Trust 41
Baytex 42
Other Baytex Parties 42
Ongoing Acquisition, Disposition, Farm-Out and Financing Activities 42
Documents Incorporated by Reference 43
Price Range and Trading Volume of Securities 44
Prior Sales 45
Distributions to Unitholders 45
Legal Proceedings and Regulatory Actions 46
Auditors, Transfer Agents and Registrars 46
INFORMATION CONCERNING NEW BAYTEX 46
RISK FACTORS 47
OTHER MATTERS TO BE CONSIDERED AT THE MEETING 47
Approval of the Share Award Incentive Plan 47
GENERAL PROXY MATTERS 52
Solicitation of Proxies 52
Appointment and Revocation of Proxies 52
Signature of Proxy 52
Voting of Proxies 53
Exercise of Discretion of Proxy 53
Voting Securities and Principal Holders Thereof 53
Procedure and Votes Required 53
ADDITIONAL INFORMATION 54
AUDITORS' CONSENT 55

October 26, 2010

Dear Unitholders:

You are invited to attend a special meeting (the "Meeting") of holders ("Unitholders") of trust units ("Units") of Baytex Energy Trust (the "Trust") to be held in the Devonian Room of the Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary Alberta, at 3:00 p.m. (Calgary time) on December 9, 2010.  At the Meeting, you will be asked to consider and vote upon (i) a proposed arrangement (the "Arrangement") involving the Trust, Baytex Energy Ltd. ("Baytex"), Baytex ExchangeCo Ltd. ("Baytex ExchangeCo") and Baytex Energy Corp. ("New Baytex"), and (ii) the adoption of a share award incentive plan for New Baytex.  If you cannot attend the Meeting, please complete the enclosed form of proxy and submit it as soon as possible.

Given that the changes made by the Federal Government to tax income trusts will take effect on January 1, 2011, the board of directors and management of Baytex, the administrator of the Trust, have determined that the best course of action for the Trust and its Unitholders is to convert from an income trust to a corporation on or about December 31, 2010.  As a result, the Trust and Unitholders can continue to benefit from the current tax structure for income trusts until the end of the year, immediately prior to the change in the Federal Government tax laws that will remove the tax advantages of being a trust rather than a corporation.

If approved, the Arrangement will result in the reorganization of the Trust into New Baytex, which will be a public oil and natural gas exploration, exploitation, development, acquisition and production company, operating under the name "Baytex Energy Corp." which, together with its subsidiaries, will carry on the business presently carried on by the Trust through its subsidiaries.  The board of directors and senior management of New Baytex will be comprised of the current members of the board of directors and senior management of Baytex.

Pursuant to the Arrangement, Unitholders will receive, for each one Unit held, one common share ("New Baytex Share") of New Baytex.  The Arrangement is structured to allow Unitholders to receive New Baytex Shares on a tax deferred basis for Canadian income tax purposes.  In addition, subject to the passive foreign investment company ("PFIC") rules summarized below under "Certain United States Federal Income Tax Considerations – Arrangement – PFIC Rules", a United States holder generally should not recognize a gain or loss upon the exchange of its Units for New Baytex Shares pursuant to the Arrangement.

Upon completion of the Arrangement, it is expected that New Baytex will adopt a monthly dividend policy whereby a dividend will be paid on or about the 15th day of the month that follows the end of each month to shareholders of record at the end of such month.  The dividend policy is expected to follow the general corporate philosophy of financial self sufficiency whereby, over the long term, development capital expenditures and dividend payments are planned to be financed from internally generated funds from operations. As such, the amount of future cash dividends, if any, will be subject to the discretion of the board of directors of New Baytex and may vary depending on a variety of factors and conditions existing from time to time, including fluctuations in commodity prices, production levels, capital expenditure requirements, debt service requirements, operating costs, royalty burdens, foreign exchange rates and the satisfaction of solvency tests imposed by the Business Corporations Act (Alberta) for the declaration and payment of dividends. Baytex's practice has been to review the level of the distribution at least annually as capital spending requirements are evaluated. This review has typically occurred in December in connection with the presentation of the annual budget for the ensuing year to the Board of Directors of Baytex, with changes, if any, to the distribution level being announced following that meeting. Under current operating conditions and commodity prices, Baytex believes the current distribution level of $0.18 per Unit per month can be maintained as a dividend subsequent to the completion of the Arrangement.

The Toronto Stock Exchange has conditionally approved the listing of the New Baytex Shares to be issued and made issuable pursuant to the Arrangement, subject to New Baytex fulfilling the requirements of the Toronto Stock Exchange.  Baytex will apply to list the New Baytex Shares to be issued and made issuable pursuant to the Arrangement on the New York Stock Exchange.

The resolution approving the Arrangement and related matters (the "Arrangement Resolution") must be approved by not less than two-thirds of the votes cast by the Unitholders voting in person or by proxy at the Meeting  The Arrangement is also subject to the approval of the Court of Queen's Bench of Alberta and receipt of all necessary regulatory and other approvals.

The Arrangement will not result in a change of control for purposes of the Trust's unit rights incentive plan (the "Incentive Plan") or for the executive employment agreements with its officers.

In conjunction with the consideration of the Arrangement, Unitholders will also be considering and voting upon the approval of a share award incentive plan for New Baytex, all as more particularly described in the accompanying information circular and proxy statement (the "Information Circular") of the Trust.  If the share award incentive plan is approved, no further grants will be made under the Incentive Plan.

Pursuant to the Arrangement, a new dividend reinvestment plan (the "New DRIP") shall become effective, all participants in the Trust's distribution reinvestment plan will be deemed to be participants in the New DRIP without any further action on their part, and all declared but unpaid distributions of the Trust will be automatically applied, on behalf of such deemed participants, to the purchase of New Baytex Shares in accordance with the terms and conditions of the New DRIP.

The board of directors of Baytex, based upon its own investigations, has unanimously concluded that the Arrangement is fair to Unitholders, is in the best interest of the Trust and the Unitholders, and unanimously recommends that Unitholders vote in favour of the Arrangement Resolution.

All of the directors and officers of Baytex, who directly or indirectly own, or exercise control or direction over, an aggregate of 1,594,130 Units, representing approximately 1.4% of the outstanding Units, have indicated that they will vote their Units in favour of the Arrangement Resolution.

The accompanying Information Circular contains a detailed description of the Arrangement and detailed information regarding the Trust, Baytex and New Baytex.  Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors, or contact Valiant Trust Company at the number listed on the front cover of the Information Circular.

If you are a registered Unitholder and are unable to attend the Meeting in person, please complete and deliver the enclosed form of proxy in order to ensure your representation at the Meeting.  Unitholders should also complete and submit the letter of transmittal, which is also enclosed, together with the certificates representing their Units (or instruct their broker or nominee to complete the letter of transmittal on their behalf) in order to receive New Baytex Shares as soon as possible following the effective date of the Arrangement.  If you are a non-registered holder of Units and received these materials through your broker or through another intermediary, please complete and return the voting instruction form provided to you in accordance with the instructions provided by your broker or intermediary.

On behalf of the board of directors of Baytex, I would like to express our gratitude for the support our Unitholders have demonstrated during our seven years as Baytex Energy Trust.  We would also like to thank our employees for their hard work and dedication, which has been the cornerstone of our success in the trust era.  We look forward to seeing you at the Meeting, and assuming the Arrangement is approved, to working for you as Baytex Energy Corp.

Yours very truly,

(signed) "Anthony W. Marino"

Anthony W. Marino, President and Chief Executive Officer

Baytex Energy Ltd.,

the administrator of Baytex Energy Trust

BAYTEX ENERGY TRUST

NOTICE OF SPECIAL MEETING OF BAYTEX UNITHOLDERS
to be held December 9, 2010

NOTICE IS HEREBY GIVEN that pursuant to an order (the "Interim Order") of the Court of Queen's Bench of Alberta dated October 26, 2010 a special meeting (the "Meeting") of the holders ("Unitholders") of trust units ("Units") of Baytex Energy Trust (the "Trust") will be held in the Devonian Room of the Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta, at 3:00 p.m. (Calgary time) on December 9, 2010 for the following purposes:

(a)
to consider pursuant to the Interim Order, and if thought advisable to pass, with or without variation, a special resolution (the "Arrangement Resolution"), the full text of which is set forth in Appendix A to the accompanying information circular and proxy statement of the Trust dated October 26, 2010 (the "Information Circular"), to approve a plan of arrangement under Section 193 of the Business Corporations Act (Alberta) and related matters (the "Arrangement"), which will result in the reorganization of the Trust into a public oil and natural gas exploration, exploitation, development, acquisition and production company ("New Baytex"), all as more particularly described in the Information Circular;

(b)
if the Arrangement Resolution is passed, to consider, and if thought advisable to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular, to approve a share award incentive plan for New Baytex, all as more particularly described in the Information Circular and a copy of which is set forth in Appendix E to the Information Circular; and

(c)	to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Specific details of the matters to be put before the Meeting are set forth in the Information Circular.  A copy of the Plan of Arrangement in respect of the Arrangement is attached as Exhibit A to the Arrangement Agreement, which is attached as Appendix C to the Information Circular.

The record date (the "Record Date") for the determination of Unitholders entitled to receive notice of and to vote at the Meeting is October 20, 2010.  Only Unitholders whose names have been entered in the register of Units on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting.  Unitholders who acquire Units after the Record Date will not be entitled to vote such Units at the Meeting.  Each Unit outstanding on the Record Date is entitled to one vote at the Meeting.

A Unitholder may attend the Meeting in person or may be represented by proxy.  Unitholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof.  To be effective, the proxy must be received by Valiant Trust Company at Suite 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1, or by facsimile at (403) 233-2857, in each case not later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting or any adjournment thereof.

A proxyholder has discretion under the accompanying form of proxy to consider such further and other business as may properly be brought before the Meeting or any adjournment thereof.  Holders of Units who are planning on returning the accompanying form of proxy are encouraged to review the Information Circular carefully before submitting the proxy form.

Registered Unitholders have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement Resolution becomes effective, to be paid the fair value of their Units in accordance with the provisions of Section 191 of the Business Corporations Act (Alberta), as modified by the Interim Order.  A Unitholder's right to dissent is more particularly described in the Information Circular, and the text of Section 191 of the Business Corporations Act (Alberta) and the Interim Order are set forth in Appendices F and B, respectively, to the Information Circular.  A dissenting Unitholder must send to the Trust, c/o its counsel, Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention: Jeffrey E. Sharpe, a written objection to the Arrangement Resolution, which written objection must be received by 4:00 p.m. on the second last business day immediately preceding the date of the Meeting or any adjournment thereof.

Failure to strictly comply with the requirements set forth in Section 191 of the Business Corporations Act (Alberta), as modified by the Interim Order, may result in the loss of any right to dissent.  Persons who are beneficial owners of Units that are registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of Units are entitled to dissent.  Accordingly, a beneficial owner of Units desiring to exercise the right to dissent must make arrangements for the Units beneficially owned by such holder to be registered in such holder's name prior to the time the written objection to the Arrangement Resolution is required to be received by the Trust, or alternatively, make arrangements for the registered holder of such Units to dissent on behalf of the holder.

If you are a non-registered holder of Units and you have received these materials through your broker or through another intermediary, please complete and return the voting instruction form provided to you in accordance with the instructions provided by your broker or intermediary.

Dated at the City of Calgary, in the Province of Alberta, this 26th day of October, 2010.

BY ORDER OF THE BOARD OF DIRECTORS OF BAYTEX ENERGY LTD.

(signed) "Murray J. Desrosiers"

Murray J. Desrosiers, Vice President, General Counsel and Corporate Secretary

Baytex Energy Ltd.,

the administrator of Baytex Energy Trust

IN THE COURT OF QUEEN'S BENCH OF ALBERTA

JUDICIAL CENTRE OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, c. B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING BAYTEX ENERGY TRUST, BAYTEX ENERGY LTD., BAYTEX ENERGY CORP., BAYTEX EXCHANGECO LTD. AND THE UNITHOLDERS OF BAYTEX ENERGY TRUST

NOTICE OF PETITION

NOTICE IS HEREBY GIVEN that a petition (the "Petition") has been filed with the Court of Queen's Bench of Alberta, Judicial Centre of Calgary (the "Court") on behalf of Baytex Energy Trust (the "Trust"), Baytex Energy Ltd. ("Baytex"), Baytex Energy Corp. ("New Baytex") and Baytex ExchangeCo Ltd. ("Baytex ExchangeCo") (collectively, the "Baytex Parties") with respect to a proposed arrangement (the "Arrangement") under Section 193 of the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended (the "ABCA"), involving the Baytex Parties and the holders ("Unitholders") of trust units of the Trust, which Arrangement will result in the reorganization of the Trust into a corporation, all as described in greater detail in the Information Circular and Proxy Statement of the Trust dated October 26, 2010 accompanying this Notice of Petition.  At the hearing of the Petition, the Baytex Parties intend to seek:

(a)
a declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair to the Unitholders and the other affected persons, both from a substantive and procedural point of view;

(b)           an order approving the Arrangement pursuant to the provisions of Section 193 of the ABCA;

(c)
an order declaring that the registered Unitholders shall have the right to dissent in respect of the Arrangement in accordance with the provisions of Section 191 of the ABCA, as modified by the interim order (the "Interim Order") of the Court dated October 26, 2010;

(d)
a declaration that the Arrangement will, upon the filing of the Articles of Arrangement pursuant to the provisions of Section 193 of the ABCA, become effective in accordance with its terms on the dates and at the times specified in the Plan of Arrangement; and

(e)           such other and further orders, declarations and directions as the Court may deem just.

The Court has been advised that its order approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements of the United States Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof, with respect to the issuance of common shares of New Baytex to Unitholders pursuant to the Arrangement.

AND NOTICE IS FURTHER GIVEN that the said Petition was directed to be heard before a Justice of the Court of Queen's Bench of Alberta, Calgary Courts Centre, 601 – 5th Street S.W., Calgary, Alberta, on the 10th day of December, 2010 at 1:30 p.m. (Calgary time), or as soon thereafter as counsel may be heard.  Any Unitholder or any other interested party desiring to support or oppose the Petition may appear at the time of the hearing in person or by counsel for that purpose.  Any Unitholder or any other interested party desiring to appear at the hearing is required to file with the Court of Queen's Bench of Alberta, Judicial Centre of Calgary, and serve upon the Trust on or before noon (Calgary time) on December 10, 2010, a notice of intention to appear, including an address for service in the Province of Alberta, together with any evidence or materials which are to be presented to the Court.  Service on the Trust is to be effected by delivery to the solicitors for the Trust at their address set out below.  If any Unitholder or any other such interested party does not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that no further notice of the Petition will be given by the Baytex Parties and that in the event the hearing of the Petition is adjourned, only those persons who have appeared before the Court for the application at the hearing shall be served with notice of the adjourned date.

AND NOTICE IS FURTHER GIVEN that the Court, by the Interim Order, has given directions as to the calling and holding of a meeting of Unitholders for the purpose of such Unitholders voting upon a resolution to approve the Arrangement and has directed that registered Unitholders shall have the right to dissent with respect to the Arrangement in a manner consistent with the provisions of Section 191 of the ABCA, as modified by the Interim Order.

AND NOTICE IS FURTHER GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any Unitholder or any other interested party requesting the same by the under mentioned solicitors for the Trust upon written request delivered to such solicitors as follows:

Burnet, Duckworth & Palmer LLP 1400, 350 – 7th Avenue S.W. Calgary, Alberta T2P 3N9 Attention: Jeffrey E. Sharpe

DATED at the City of Calgary, in the Province of Alberta, this 26th day of October, 2010.

BY ORDER OF THE BOARD OF DIRECTORS OF BAYTEX ENERGY LTD.

(signed) "Murray J. Desrosiers"

Murray J. Desrosiers, Vice President, General Counsel and Corporate Secretary

Baytex Energy Ltd.,

the administrator of Baytex Energy Trust

MAKE YOUR VOTE COUNT
QUESTIONS AND ANSWERS ON VOTING

As your vote is important to us, we have given you some guidelines on voting your Units.  Note that unless otherwise specified, the answers relate to all Unitholders regardless of whether you are a registered or beneficial Unitholder (as explained below).

Q: Am I entitled to vote?

A: If you were a holder of Units at the close of business on Wednesday, October 20, 2010, you are entitled to vote at the Meeting, or at any adjournment of that Meeting, on the following items:

• the Arrangement Resolution;

• if the Arrangement Resolution is passed, the approval of the Share Award Incentive Plan; and

• other business, if any, properly brought before the Meeting.

 Q: Am I a registered Unitholder?

A: You are a registered Unitholder if you hold any Units in your own name.  Your Units are represented by a physical Unit certificate.

 Q: Am I a beneficial (non-registered) Unitholder?

A: You are a beneficial Unitholder if your Units are held in an account and are recorded in the name of a nominee (bank, trust company, securities broker or other).  Your Units are not represented by a physical Unit certificate but are recorded on an electronic system.

Q: How many votes am I entitled to?

A: You are entitled to one vote for each Unit you hold.

Q: How will the items of business be decided at the Meeting?

A: An affirmative vote of not less than 66⅔% of the votes cast by Unitholders who are represented in person or by proxy at the Meeting is required to approve the Arrangement Resolution.  A simple majority of the votes cast (not less than 50% plus one vote) by the Unitholders who are represented in person or by proxy at the Meeting is required to approve the Share Award Incentive Plan

Q: How do I vote?

A: If you are a registered Unitholder, you can vote in person at the Meeting or by proxy.

(a) To vote in person – Do not complete and return the form of proxy but simply attend the Meeting where your vote will be taken and counted.  Be sure to register with Valiant Trust Company, our transfer agent and registrar, when you arrive at the Meeting.

(b) To vote by proxy – you can convey your voting instructions by completing your proxy and returning it to Valiant Trust Company.  By doing so your Units will be voted at the Meeting by Anthony W. Marino or W. Derek Aylesworth who are the appointees set forth in the accompanying form of proxy or by such other person as you may specify in your completed proxy. See below for further details.  Instructions as to how to convey your voting instructions are set forth on the back of the form of proxy and should be carefully followed.

(c) If you convey your instructions by mail, your instructions must be received by 3:00 p.m. (Calgary time) on the second last business day (Tuesday, December 7, 2010) preceding the day of the Meeting, or any adjournment of that Meeting.

If you are a beneficial Unitholder, your nominee will have their own means of conveying voting instructions which should be carefully followed. Most nominees will mail you a voting instruction form that will need to be completed and returned.  In addition to conveying voting instructions by mail, a nominee may also provide you with the option to convey your voting instructions by telephone, facsimile or internet.

If you hold your Units both as a registered and beneficial Unitholder, you will need to convey your vote using each of the applicable procedures set forth above applicable to the Units for each type of holding.

Q: As a beneficial Unitholder can I vote in person at the Meeting?

A: Yes, but only if you are appointed as proxyholder in respect of your Units.  We do not have the names of the beneficial Unitholders and so, if you attend the Meeting, we will not have a record of the number of Units you beneficially own or your entitlement to vote, unless your nominee has appointed you as proxyholder.  To be appointed, you should insert your own name in the space provided on the voting instruction form provided to you by your nominee and carefully follow the instructions provided.  Do not otherwise complete the form.  This will allow you to attend the Meeting and vote your Units in person. Be sure to register with Valiant Trust Company when you arrive at the Meeting.

Q: Can I appoint a person as proxyholder other than the Management nominees, Anthony W. Marino or W. Derek Aylesworth?

A: Whether or not you attend the Meeting, you have the right to appoint a person, who does not need to be a Unitholder, to represent you and vote your Units in accordance with your voting instructions at the Meeting.  To exercise this right, insert the name of the person you wish to act as proxyholder, or complete another proper form of proxy.

Q: Who is soliciting my proxy?

A: Management is soliciting your proxy and the costs of doing so are being borne by the Trust.  We have not made a decision to engage proxy solicitation agents to encourage the return of completed proxies by Unitholders and to solicit proxies in favour of the matters to be considered at the Meeting.  However, we may do so, and if we do, the costs in respect of such services would be paid by the Trust.

Q: How will my proxy be voted?

A: Your proxyholder, whether it is the Management nominees or another person designated by you, must vote in accordance with the instructions you have given.  If you do not convey any instructions and appoint a proxyholder, you can let your proxyholder decide your vote for you.  If you do not give any instructions and appoint the Management nominees as proxyholder or your proxyholder does not give specific instructions, your Units will be voted FOR the Arrangement Resolution and FOR the approval of the Share Award Incentive Plan.

Q: What if there are amendments or variations to the items of business set forth in the notice of Meeting or other matters are brought before the Meeting?

A: The enclosed form of proxy gives the person named in it the authority to use their discretion on voting on amendments or variations of the items set forth in the notice of Meeting and on any other matters properly brought before the Meeting. The Management nominees, if appointed as proxyholder, will vote in accordance with their best judgment pursuant to this discretionary authority.

As at the date of this Information Circular, the Board and Management do not know of any variations or amendments to the proposed items of business or any additional matters which may be presented for consideration at the Meeting.

Q: Can I change my mind once I have submitted my proxy?

A: Yes.  You can revoke your proxy at any time before it is acted upon.

As a registered Unitholder, if your proxy was submitted by mail, you can revoke it by depositing an instrument in writing executed by you, or by your attorney authorized in writing, or if the Unitholder is a corporation, under corporate seal or by an officer or attorney duly authorized at the registered office of Baytex or with Valiant Trust Company at the address shown on the proxy form.

Instructions can be revoked at any time up to 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting or any adjournment thereof, or by depositing the revoking instrument with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, or in any other manner permitted by law, including personal attendance at the Meeting, or any adjournment of that Meeting.

If an instrument of revocation is deposited with the Chairman of the Meeting, it will not be effective with respect to any item of business that has been voted upon prior to the deposit.

If you are a beneficial Unitholder, you should contact your nominee for instructions on how to revoke your proxy.

Q: Who counts the votes?

A: Valiant Trust Company, our transfer agent and registrar, will act as scrutineer at the Meeting.

Q: How are my Units voted if a ballot is called at the Meeting on any of the items of business and a proxyholder other than myself is appointed?

A: Your Units will be voted as you specified in your voting instructions or in your proxy. If no such specification is made then your appointed proxyholder will have discretion to vote your Units.  If your appointed proxyholder is the Management nominees, your Units will be voted FOR the Arrangement Resolution and FOR the Share Award Incentive Plan.

Q: How do I exchange my Units for Common Shares?

A: A Letter of Transmittal has been provided to all registered Unitholders with this Information Circular. The Letter of Transmittal contains instructions on how Unitholders may obtain Common Share certificates.  Beneficial Unitholders whose Units are registered in the name of a broker, dealer, bank, trust company or other nominee should contact their nominee for assistance in exchanging their Units for Common Shares.

Q: Who can I contact if I have any further questions on voting at the Meeting?

A: You can contact:

Valiant Trust Company, our transfer agent and registrar at:

By Email:                      inquiries@valianttrust.com
By Telephone:            1-866-313-1872

INFORMATION CIRCULAR AND PROXY STATEMENT

 Introduction

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of management of Baytex for use at the Meeting and any adjournment thereof.  No Person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Exhibit A to the Arrangement Agreement, which agreement is attached as Appendix C to this Information Circular.  You are urged to carefully read the full text of the Plan of Arrangement.

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under "Glossary of Terms".  Information contained in this Information Circular is given as of October 26, 2010 unless otherwise specifically stated.

 Forward-Looking Statement Disclaimer

In the interest of providing Unitholders and potential investors with information regarding the Trust and New Baytex, including management's assessment of the Trust's and New Baytex's future plans and operations, certain statements contained and incorporated by reference in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "forecast", "may", "will", "project", "could", "plan", "intend", "should", "believe", "outlook", "potential", "target", "seek", "budget", "predict", "might" and similar words suggesting future events or future performance. All statements other than statements of historical fact may be forward-looking statements.  In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.

In particular, this document contains, without limitation, forward-looking statements pertaining to the following: the business strategies, plans and objectives of the Trust and New Baytex, New Baytex's capital expenditure and environmental program and competitive position, distribution and dividend policies and levels, the tax treatment of future dividends, anticipated amendments to Baytex's credit facility upon completion of the Arrangement, expected stock exchange listings and the completion of the Arrangement. In addition, certain of the documents incorporated by reference into this document also contain forward-looking statements.  Reference should be made to the forward-looking statement disclaimer contained in each of such documents for a list of certain of the forward-looking statements contained in such documents.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: the continuation by the board of directors of New Baytex of the present policies of the board of directors of Baytex relating to the management of the business of the Trust, distribution policies (dividend policies in the case of New Baytex), capital expenditure levels, the timing of the completion of the Arrangement and other matters. In addition, many of the forward-looking statements contained in this document are located proximate to assumptions that are specific to those forward-looking statements, and such assumptions should be taken into account when reading such forward-looking statements. Furthermore, with respect to forward-looking statements contained in the documents incorporated by reference into this document, reference should be made to the forward-looking statement disclaimer contained in each of such documents for a list of certain assumptions that have been made in relation to such forward-looking statements.

Although the Trust believes that the expectations reflected in the forward-looking statements contained or incorporated by reference in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included or incorporated by reference in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Trust's and/or New Baytex's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the uncertainty of obtaining required approvals in respect of the Arrangement and the other factors described under "Risk Factors" in this Information Circular, "Risk Factors" in "Appendix D – Information Concerning New Baytex" and "Risk Factors" in the Trust AIF, and described in Baytex's public filings available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.  Furthermore, with respect to forward-looking statements contained in the documents incorporated by reference into this document, reference should be made to the forward-looking statement disclaimer contained in each of such documents for a list of certain risk factors that pertain to the forward-looking statements contained in such documents.

The forward-looking statements contained and incorporated by reference in this document speak only as of the date of this document or as of the date specified in the documents incorporated by reference into this document, as the case may be. Except as expressly required by applicable securities laws, the Trust does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  The forward-looking statements contained and incorporated by reference in this document are expressly qualified by this cautionary statement.

 Supplementary Disclosure – Non-Canadian GAAP Measures

Management of Baytex uses certain key performance indicators ("KPIs") and industry benchmarks in this Information Circular and certain of the documents incorporated by reference herein, including without limitation the following: funds from operations; total monetary debt and operating netback to analyze financial and operating performance.  Management of Baytex feels that these KPIs and benchmarks are key measures of profitability and overall sustainability for the Trust.  These KPIs and benchmarks as presented do not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measures for other entities.  For further information regarding these KPIs and benchmarks, reference should be made to the documents incorporated by reference herein in which these KPIs and benchmarks are used.

 Advice to Beneficial Holders of Units

The information set forth in this section is of significant importance to many Unitholders, as a substantial number of Unitholders do not hold Units in their own name.  Unitholders who do not hold their Units in their own name ("Beneficial Unitholders") should note that only proxies deposited by Unitholders whose names appear on the records of the registrar and transfer agent for the Trust as the registered holders of Units can be recognized and acted upon at the Meeting.  If Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Units will not be registered in the Unitholder's name on the records of the Trust.  Such Units will more likely be registered under the name of the Unitholder's broker or an agent of that broker.  In Canada, the vast majority of such Units are registered under the name of CDS & Co., the registration name for CDS Clearing and Depository Services Inc., which acts as nominees for many Canadian brokerage firms.  Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder.  Without specific instructions, the broker/nominees are prohibited from voting Units for their clients.  The Trust does not know for whose benefit the Units registered in the name of CDS & Co. are held.  The majority of Units held in the United States are registered in the name of Cede & Co., the nominee for the Depository Trust Company, which is the United States equivalent of CDS Clearing and Depository Services Inc.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of securityholder meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Units are voted at the Meeting.  Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge").  Broadridge typically mails a scannable voting instruction form in lieu of the form of proxy.  The Beneficial Unitholder is requested to complete and return the voting instruction form to them by mail or facsimile.  Alternatively, the Beneficial Unitholder can call a toll-free telephone number or access the internet to vote the Units held by the Beneficial Unitholder.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Units to be represented at a meeting.  A Beneficial Unitholder receiving a voting instruction form cannot use that voting instruction form to vote Units directly at the Meeting as the voting instruction form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Units voted.

Although you may not be recognized directly at the Meeting for the purposes of voting Units registered in the name of your broker or other intermediary, you may attend at the Meeting as a proxyholder for the registered holder and vote your Units in that capacity.  If you wish to attend the Meeting and vote your own Units, you must do so as proxyholder for the registered holder.  To do this, you should enter your own name in the blank space on the voting instruction form provided to you and return the document to your broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting.

See "General Proxy Matters" in this Information Circular.

 Information For United States Unitholders

None of the New Baytex Shares to be issued to Unitholders in exchange for their securities under the Arrangement have been or will be registered under the 1933 Act, and such securities will be issued to such Unitholders in reliance on the exemption from registration set forth in Section 3(a)(10) of the 1933 Act.  The solicitation of proxies for the Meeting is not subject to the proxy requirements of Section 14(a) of the 1934 Act.  Accordingly, the solicitations and transactions contemplated in this Information Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada.  Unitholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act.  Specifically, information concerning the operations of the Trust and its subsidiaries contained or incorporated by reference herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards.  The audited and unaudited financial statements of the Trust and the audited financial statements of New Baytex included in or incorporated by reference in this Information Circular have been presented in Canadian dollars, were prepared in accordance with Canadian GAAP, and are subject to Canadian auditing and auditor independence standards, which differ from United States GAAP and auditing and auditor independence standards in certain material respects, and thus may not be comparable to financial statements of United States companies.

In addition, data on oil and gas reserves contained or incorporated by reference in this Information Circular has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards.

The enforcement by investors of civil liabilities under United States securities laws may be affected adversely by the fact that the Trust and New Baytex are organized under the laws of the Province of Alberta, that their respective officers and directors and trustee (in the case of the Trust), are for the most part residents of countries other than the United States, that certain of the experts named in this Information Circular are residents of countries other than the United States, and that all or substantial portions of the assets of the Trust and New Baytex and such other Persons are, or will be, located outside the United States.  As a result, it may be difficult or impossible for Unitholders in the United States to effect service of process within the United States upon the Trust and New Baytex and their respective officers and directors and trustee, or to realize, against them, upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States. In addition, Unitholders in the United States should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States.

The 1933 Act imposes restrictions on the resale of securities received pursuant to the Arrangement by Persons who are "affiliates" of New Baytex after the Arrangement.  See "The Arrangement – Securities Law Matters – United States" in this Information Circular.

See "Certain United States Federal Income Tax Considerations" for certain information concerning the tax consequences of the Arrangement for United States Holders who are United States taxpayers.

THE NEW BAYTEX SHARES ISSUABLE PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

 Currency Exchange Rates

All dollar amounts set forth in this Information Circular are in Canadian dollars, except where otherwise indicated.  The following table sets forth: (i) the rates of exchange for Canadian dollars, expressed in United States dollars, in effect at the end of each of the periods indicated; (ii) the average of exchange rates in effect during such periods; and (iii) the high and low exchange rates during each such periods, in each case based on the noon rate as reported by the Bank of Canada.

	Nine Months Ended September 30,	Year Ended December 31,
	2010	2009	2008	2007

Rate at end of Period	0.9711	0.9555	0.8166	1.0120
Average rate during Period	0.9656	0.8757	0.9381	0.9304
High	1.0039	0.9716	1.0289	1.0905
Low	0.9278	0.7692	0.7711	0.8437

On October 26, 2010, the noon rate for $1.00 Canadian was $0.9782 United States.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular, including the Summary Information and Appendix D hereof.  Terms and abbreviations used in the Appendices to this Information Circular, other than Appendix D, are defined separately and the terms and abbreviations used below are not used therein, except where otherwise indicated.

"1933 Act" means the United States Securities Act of 1933, as amended.

"1934 Act" means the United States Securities Exchange Act of 1934, as amended.

"ABCA" means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder.

"AmalgamationCo" means the corporation formed on the amalgamation of Baytex and Baytex ExchangeCo pursuant to the Arrangement.

"Amended and Restated Series A Debenture Indenture" means the amended and restated Series A Debenture Indenture, to be entered into among New Baytex, the Series A Debenture Guarantors and Valiant Trust Company, pursuant to which, among other things, New Baytex shall assume the rights and obligations of the Trust under the Series A Debenture Indenture and the Series A Debenture Guarantors shall ratify and confirm the Guarantees.

"Arrangement" means the arrangement pursuant to Section 193 of the ABCA set forth in the Plan of Arrangement as supplemented, modified or amended.

"Arrangement Agreement" means the arrangement agreement dated effective as of October 25, 2010 among the Baytex Parties pursuant to which the Baytex Parties have proposed to implement the Arrangement, a copy of which agreement is attached as Appendix C to this Information Circular, including any amendments thereto.

"Arrangement Resolution" means the special resolution in respect of the Arrangement, in substantially the form attached as Appendix A to this Information Circular, to be voted on at the Meeting by the Unitholders.

"Articles of Arrangement" means the articles of arrangement in respect of the Arrangement required by subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted giving effect to the Arrangement.

"Baytex" means Baytex Energy Ltd., a corporation amalgamated under the ABCA and a wholly-owned subsidiary of the Trust.

"Baytex Common Shares" means the common shares in the capital of Baytex.

"Baytex ExchangeCo" means Baytex ExchangeCo Ltd., a corporation incorporated under the ABCA and a wholly-owned subsidiary of the Trust.

"Baytex Parties" means the Trust, Baytex, Baytex ExchangeCo and New Baytex.

"Baytex Partnership" means Baytex Energy Partnership, a general Alberta partnership, the partners of which are Baytex and Baytex Oil & Gas Ltd.

"Board" or "Board of Directors" means, prior to the completion of the Arrangement, the board of directors of Baytex (the administrator of the Trust), and following the completion of the Arrangement, the board of directors of New Baytex.

"Business Day" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in the City of Calgary, in the Province of Alberta, for the transaction of banking business.

"Canadian GAAP" means Canadian generally accepted accounting principles.

"Certificate" means the certificate or certificates or confirmation of filing, which may be issued by the Registrar pursuant to Subsection 193(11) of the ABCA giving effect to the Arrangement.

"Convertible Debentures" means the 6.5% convertible unsecured debentures of the Trust which are due and payable on December 31, 2010.

"Court" means the Court of Queen's Bench of Alberta.

"Depositary" means Valiant Trust Company, or such other Person as may be designated by Baytex.

"Dissent Right" means the right of a registered Unitholder to dissent to the Arrangement Resolution and to be paid the fair value of the Units in respect of which the holder dissents, all in accordance with Section 191 of the ABCA, as modified by the Interim Order.

"Dissenting Unitholders" means registered Unitholders who validly exercise Dissent Rights.

"DRIP" means the distribution reinvestment plan of the Trust.

"Effective Date" means the date the Arrangement becomes effective under the ABCA.

"Effective Time" means the time at which Articles of Arrangement are filed with the Registrar on the Effective Date.

"Final Order" means the final order of the Court approving the Arrangement to be applied for following the Meeting and to be granted pursuant to the provisions of subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction.

"Final Trust Distribution" means the final cash distribution to be declared on or about December 15, 2010 and to be payable on January 17, 2011 to Unitholders of record on December 31, 2010.

"Guarantees" means the guarantee of the Series A Debentures provided by the Series A Debenture Guarantors in the Series A Debenture Indenture.

"Holder" means a registered holder of Units immediately prior to the Effective Time or any person who surrenders to the Depositary certificates representing Units duly endorsed for transfer to such person.

"Incentive Plan" means the trust unit rights incentive plan of the Trust.

"Incentive Rights" means rights to acquire Trust Units granted under the Incentive Plan.

"Income Tracking Unit Plan" means, collectively, the income tracking unit plan of each of Baytex and Baytex Energy USA Ltd.

"Information Circular" means this information circular and proxy statement of the Trust dated October 26, 2010, together with all appendices hereto and all documents incorporated by reference herein, distributed to Unitholders in connection with the Meeting.

"Interim Order" means the interim order of the Court dated October 26, 2010 issued under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement and the Meeting and issued pursuant to the petition of the Baytex Parties therefor, a copy of which order is attached as Appendix B to this Information Circular, as such order may be affirmed, amended or modified by any court of competent jurisdiction.

"Letter of Transmittal" means the letter of transmittal enclosed with this Information Circular pursuant to which Holders of Units are required to deliver to the Depositary certificates representing such Units in order to receive certificates representing the New Baytex Shares issuable to them pursuant to the Arrangement.

"Meeting" means the special meeting of Unitholders to be held to consider the Arrangement Resolution and certain other matters, and any adjournment(s) thereof.

"MI 61-101" means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

"MST" means Mountain Standard Time.

"New Baytex" means Baytex Energy Corp., a corporation incorporated under the ABCA which will be the new public exploration and development corporation resulting from the reorganization of the Trust.

"New Baytex Shares" means the common shares in the capital of New Baytex.

"New DRIP" means the dividend reinvestment plan to be implemented by New Baytex pursuant to which the DRIP will be amended and restated to reflect (i) the Arrangement and the implementation of the transactions contemplated by the Plan of Arrangement, including without limitation New Baytex's assumption of the obligations of the Trust under the DRIP, and (ii) such other amendments thereto as shall be approved by the Board of Directors.

"New Incentive Rights" means rights to acquire New Baytex Shares issued to holders of Incentive Rights in exchange for such rights in accordance with the terms of the Incentive Plan.

"NI 51-101" means National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities.

"Notice of Meeting" means the Notice of Special Meeting of Unitholders which accompanies this Information Circular.

"Notice of Petition" means the Notice of Petition on behalf of the Baytex Parties to the Court for the Final Order which accompanies this Information Circular.

"NYSE" means the New York Stock Exchange.

"Performance Awards" means a performance award granted pursuant to the Share Award Incentive Plan.

"Person" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, governmental entity, syndicate or other entity, whether or not having legal status.

"Plan" or "Plan of Arrangement" means the plan of arrangement attached as Exhibit A to Appendix C to this Information Circular, as amended or supplemented from time to time in accordance with the terms thereof.

"Record Date" means the close of business on October 20, 2010.

"Registrar" means the Registrar of Corporations appointed under Section 263 of the ABCA.

"Regulation S" means Regulation S under the 1933 Act.

"Restricted Awards" means a restricted award granted pursuant o the Share Award Incentive Plan.

"SEC" means the United States Securities and Exchange Commission.

"Series A Debenture Guarantors" means Baytex, Baytex Oil & Gas Ltd., Baytex Partnership, Baytex Marketing Ltd. and Baytex Energy USA Ltd.

"Series A Debenture Indenture" means the trust indenture made as of August 26, 2009 among the Trust, the Series A Debenture Guarantors and Valiant Trust Company.

"Series A Debentures" means the 9.15% series A senior unsecured debentures of the Trust due August 26, 2016 and issued pursuant to the Series A Debenture Indenture.

"SIFT Rules" has the meaning ascribed thereto in the section entitled "Background to and Reasons for the Arrangement".

"Share Award" means a Restricted Award or a Performance Award issued pursuant to the terms of the Share Award Incentive Plan.

"Share Award Incentive Plan" means the Share Award Incentive Plan of New Baytex to be considered for approval at the Meeting, substantially in the form attached as Appendix E to this Information Circular.

"Share Award Incentive Plan Resolution" means the ordinary resolution to approve the Share Award Incentive Plan set forth under the heading "Other Matters to be considered at the Meeting – Approval of the Share Award Incentive Plan".

"Sproule" means Sproule Associates Limited, independent petroleum consultants of Calgary, Alberta.

"Tax Act" means the Income Tax Act, R.S.C. 1985, c. 1. (5th Supp), as amended, including the regulations promulgated thereunder.

"Transition Incentive Plan" means the common share incentive rights plan of New Baytex governing the New Incentive Rights issued in exchange for Incentive Rights in accordance with the terms of the Incentive Plan and the Plan of Arrangement.

"Trust" means Baytex Energy Trust, a trust established under the laws of the Province of Alberta and governed by the Trust Indenture.

"Trust AGM Circular" means the Information Circular and Proxy Statement of the Trust dated April 6, 2010 relating to the annual meeting of the Unitholders held on May 20, 2010.

"Trust AIF" means the Annual Information Form of the Trust dated March 26, 2010 in respect of the Trust's financial year ended December 31, 2009.

"Trust Indenture" means the third amended and restated trust indenture of the Trust between the Trustee and Baytex made as of May 20, 2008.

"Trust Units" or "Units" means the trust units of the Trust.

"Trustee" means the trustee of the Trust, presently Valiant Trust Company.

"TSX" means the Toronto Stock Exchange.

"United States" or "U.S." means the United States, as defined in Rule 902(l) under Regulation S.

"United States Holder" has the meaning ascribed to such term in the section entitled "Certain United States Federal Income Tax Considerations" in the Information Circular.

"Unitholders" means the holders from time to time of Units.

CONVENTIONS

Certain terms used herein are defined in the "Glossary of Terms".  Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101.  References to "$" or "Cdn$" are to Canadian dollars, references to "US$" are to United States dollars. Unless otherwise indicated, all financial information contained herein has been presented in Canadian dollars in accordance with Canadian GAAP.

SUMMARY INFORMATION

The following is a summary of certain information contained elsewhere in this Information Circular, including the Appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular or in the Appendices hereto.  Capitalized terms not otherwise defined herein are defined in the "Glossary of Terms".

 The Meeting

The Meeting will be held in the Devonian Room of the Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary Alberta, at 3:00 p.m. (Calgary time) on December 9, 2010 for the purposes set forth in the accompanying Notice of Meeting.  The business of the Meeting will be to consider and if thought fit to approve: (i)  the Arrangement Resolution; (ii) the Share Award Incentive Plan Resolution; and (iii) to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.  See "The Arrangement" and "Other Matters to be Considered at the Meeting".

 The Arrangement

 General

The Arrangement will result in the reorganization of the Trust into New Baytex, which will be a public oil and natural gas exploration, exploitation, development, acquisition and production company operating under the name "Baytex Energy Corp." which, together with its subsidiaries, will carry on the business presently carried on by the Trust through its subsidiaries.

The reorganization of the Trust into a corporate structure will allow New Baytex to pursue its strategy of growing its production and asset base through internal property development and acquisitions with the objectives of providing monthly income to its Shareholders and creating long-term value for its Shareholders.  See "Appendix D – Information Concerning New Baytex – Description of Business – Operations".

New Baytex will retain the current management team and personnel from Baytex and will continue to be led by Raymond T. Chan as Executive Chairman and Anthony W. Marino as President and Chief Executive Officer.  The current members of the board of directors of Baytex will form the board of directors of New Baytex.  The Arrangement will not trigger any change of control or other termination payments pursuant to any employment agreements or arrangements for the benefit of directors, officers or employees of the Trust or Baytex.  See "Appendix D – Information Concerning New Baytex – Directors and Executive Officers".

See also "The Arrangement – Details of the Arrangement – Arrangement Steps", "The Arrangement – Arrangement Agreement", "The Arrangement – Interests of Certain Persons or Companies in the Matters to be Acted Upon", "Certain Canadian Federal Income Tax Considerations", "Certain United States Federal Income Tax Considerations" and "Appendix D - Information Concerning New Baytex".

 Effect of the Arrangement on Unitholders

Under the Arrangement, Unitholders will receive one New Baytex Share for each one Unit held.  See "The Arrangement – Effect of the Arrangement on Unitholders" and "The Arrangement – Procedure for Exchange of Trust Units".

 Dividend Policy of New Baytex

Upon completion of the Arrangement, it is expected that New Baytex will adopt a monthly dividend policy whereby a dividend will be paid on or about the 15th day of the month that follows the end of each month to shareholders of record at the end of such month.  The dividend policy is expected to follow the general corporate philosophy of financial self sufficiency whereby, over the long term, development capital expenditures and dividend payments are planned to be financed from internally generated funds from operations. As such, the amount of future cash dividends, if any, will be subject to the discretion of the Board of Directors of New Baytex and may vary depending on a variety of factors and conditions existing from time to time, including fluctuations in commodity prices, production levels, capital expenditure requirements, debt service requirements, operating costs, royalty burdens, foreign exchange rates and the satisfaction of solvency tests imposed by the ABCA for the declaration and payment of dividends. Baytex's practice has been to review the level of the distribution at least annually as capital spending requirements are evaluated. This review has typically occurred in December in connection with the presentation of the annual budget for the ensuing year to the Board of Directors of Baytex, with changes, if any, to the distribution level being announced following that meeting. Under current operating conditions and commodity prices, Baytex believes the current distribution level of $0.18 per Unit per month can be maintained as a dividend subsequent to the completion of the Arrangement.  See "The Arrangement – Dividend Policy of New Baytex".

Effect of the Arrangement on Holders of Incentive Rights

Pursuant to the terms of the Incentive Plan, the Arrangement constitutes a capital reorganization which will result in each holder of Incentive Rights exchanging their Incentive Rights for equivalent rights to acquire New Baytex Shares on a one-for-one basis.  The New Incentive Rights will be subject to the terms of the Transition Incentive Plan, which is substantially similar to the Incentive Plan.  See "The Arrangement – Effect of the Arrangement on Holders of Incentive Rights".

 Effect of the Arrangement on the DRIP

Pursuant to the Arrangement, the New DRIP shall become effective, all participants  in the DRIP will be deemed to be participants in the New DRIP without any further action on their part, and all declared but unpaid distributions of the Trust will be automatically applied, on behalf of such deemed participants, to the purchase of New Baytex Shares in accordance with the terms and conditions of the New DRIP.  See "The Arrangement – Effect of the Arrangement on the DRIP".

 Post-Arrangement Structure

The following diagram illustrates the simplified organizational structure of New Baytex immediately following the completion of the Arrangement.

Immediately following the completion of the Arrangement, an aggregate of approximately 112.7 million New Baytex Shares will be issued and outstanding (assuming no Dissent Rights are exercised and assuming that no Units are issued subsequent to the date of this Information Circular and prior to the Effective Time).

 Background to and Reasons for the Arrangement

On October 31, 2006, the Federal Finance Minister (the "Minister") announced the Federal Government's plan to change the tax treatment of income trusts, including oil and gas royalty trusts (the "SIFT Rules").  The SIFT Rules will result in a tax being applied at the trust level on distributions of certain income from publicly traded mutual fund trusts at rates of tax comparable to the combined federal and provincial corporate tax and to treat such distributions as dividends to unitholders.  The Minister announced that existing trusts would have a four year transition period and generally would not be subject to the new rules until 2011, provided such trusts experienced only "normal growth" and no "undue expansion" before then.  The SIFT Rules had an immediate impact on the Canadian capital markets and resulted in a significant decline in trading prices for income trusts, royalty trusts and numerous other Canadian securities.  Bill C 52, which received Royal Assent on June 22, 2007, contained legislation implementing the SIFT Rules.

On July 14, 2008, the Minister released specific proposals to amend the Tax Act that were intended to facilitate the conversion of mutual fund trusts into corporations without any undue tax consequences.  These proposals were proclaimed in force on March 12, 2009.

Baytex's management and the Board of Directors continuously review the Trust's strategic objectives and options available to it in respect thereof to ensure that the Trust's capital structure is efficient and that Unitholder value is being maximized.  Following the initial announcement of the SIFT Rules, management and the Board of Directors have continued to assess the potential impact and significance of the SIFT Rules to the Trust, including the impact upon the Trust's strategic objectives and alternatives.  Among other things, management and the Board of Directors considered the various alternatives available to the Trust.  Ultimately, management and the Board of Directors concluded that the best alternative available to the Trust was to convert to a corporate structure.

At a meeting held on October 8, 2010, management and the Board of Directors reviewed and discussed the principal terms and conditions of the proposed reorganization of the Trust into a corporate structure.  After duly considering the financial and legal aspects and other considerations relating to the proposed reorganization, including the principal terms and conditions of the proposed Arrangement and the Board of Directors' duties and responsibilities to Unitholders and other stakeholders, the Board of Directors unanimously approved proceeding with the proposed conversion of the Trust into a growth and income oriented exploration and production company.  At such meeting, the Board of Directors also recommended implementation by New Baytex of the Share Award Incentive Plan.

At a meeting held on October 25, 2010, the Board of Directors unanimously resolved to approve the contents of this Information Circular and its distribution to Unitholders.  In connection with these approvals, the Board of Directors concluded that the Arrangement was fair to Unitholders, was in the best interest of the Trust and the Unitholders, and unanimously resolved to recommend that Unitholders vote their Units in favour of the Arrangement.  The Board of Directors also authorized Baytex to enter into the Arrangement Agreement, on its own behalf and on behalf of the Trust.  The Arrangement Agreement was entered into on October 25, 2010 and the Interim Order was obtained on October 26, 2010.

See "Background to and Reasons for the Arrangement".

 Benefits of the Arrangement

The Board of Directors and management of Baytex believe that the proposed reorganization of the Trust into a corporate structure will allow New Baytex to pursue its strategy of growing its production and asset base through internal property development and acquisitions with the objectives of providing monthly income to its Shareholders and creating long-term value for its Shareholders.  Given the implementation of the SIFT Rules effective December 31, 2010, which result in the elimination of the value of the income fund structure at that time, the Board of Directors and management of Baytex believe that the best opportunity for creating value is to move to a corporate structure effective on or about December 31, 2010, allowing the Trust to continue to benefit from the income trust structure until the implementation of the SIFT Rules, but thereafter continuing forward as a public corporation. The Board of Directors and management of Baytex believe that the Arrangement provides a number of compelling and strategic benefits, including, without limitation, the expectation that a conversion to a public corporation would:

•	permit the Trust's financial and operational performance to be more easily assessed and valued relative to its corporate peers;

•	attract new investors and provide a more liquid market for the New Baytex Shares;

•	remove the Trust from the uncertainty that exists in the income trust marketplace today as a result of the SIFT Rules;

•	be accomplished on a tax-deferred basis for Canadian federal income tax purposes, whereas post-2013 a tax-deferred transaction will not be available under the current federal legislation;

•	be expected to be accomplished on a tax-deferred basis for United States federal income tax purposes; and

•	better position the Trust to invest in attractive opportunities for growth and expansion.

See "Background to and Reasons for the Arrangement – Benefits of the Arrangement".

 Recommendation of the Board of Directors

The Board of Directors, based upon its own investigations, has unanimously concluded that the Arrangement is fair to Unitholders, is in the best interest of the Trust and the Unitholders, and unanimously recommends that Unitholders vote in favour of the Arrangement Resolution.

See "Background to and Reasons for the Arrangement – Recommendation of the Board of Directors".

 Procedure for Exchange of Trust Units

In order to receive their New Baytex Shares following the completion of the Arrangement, holders of Units must deposit with the Depositary (at one of the addresses specified on the last page of the Letter of Transmittal) a validly completed and duly executed Letter of Transmittal (and such other documents and instruments as the Depositary may reasonably require) together with the certificates representing the Holder's Units.  The use of the mail to transmit certificates representing Units and the Letter of Transmittal and other relevant documents is at each Holder's risk.  The Trust recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used.  Holders whose Units are registered in the name of a broker, dealer, bank, trust company or other nominee must contact such party to deposit their Units.

Provided that the Arrangement becomes effective, from and after 11:59 p.m. MST on December 31, 2010, certificates formerly representing Units that were exchanged under the Plan of Arrangement shall represent only the right to receive upon surrender: (i) certificates representing the New Baytex Shares to which Holders are entitled to receive under the Plan of Arrangement, or as to those Units held by Dissenting Unitholders, other than those Dissenting Unitholders deemed to have participated in the Arrangement, to receive the fair value of the Units represented by such certificates; and (ii) any dividends or distributions with respect to such New Baytex Shares; in each case subject to compliance with the requirements described herein and in the Letter of Transmittal.

Subject to any applicable legislation relating to unclaimed personal property, any certificate formerly representing Units that is not deposited with all other documents as required by the Plan of Arrangement and the Letter of Transmittal on or before the third anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature, including the right of the Holder of such Units to receive New Baytex Shares (and any dividends and distributions thereon).  On such date, subject to any applicable legislation relating to unclaimed personal property, such New Baytex Shares (together with all dividends and distributions thereon) shall be returned to New Baytex and such New Baytex Shares shall be cancelled.  See "The Arrangement – Procedure for Exchange of Trust Units".

Approvals

 Unitholder Approval

Pursuant to the Interim Order, the number of votes required to pass the Arrangement Resolution shall be not less than two thirds of the votes cast by Unitholders, either in person or by proxy, at the Meeting.  See "The Arrangement – Approvals – Unitholder Approval" and "General Proxy Matters – Procedure and Votes Required".

 Court Approval

Implementation of the Arrangement requires the approval of the Court.  The application for the Final Order approving the Arrangement is scheduled for December 10, 2010 at 1:30p.m. (Calgary time), or as soon thereafter as counsel may be heard, at the Calgary Courts Centre, 601 – 5th Street S.W., Calgary, Alberta.  On the application, the Court will consider the fairness of the Arrangement.  See "The Arrangement – Approvals – Court Approvals".

 Stock Exchange Listing Approvals

The TSX has conditionally approved the listing of the New Baytex Shares to be issued and made issuable pursuant to the Arrangement, subject to New Baytex fulfilling the requirements of the TSX.  Baytex will apply to list the New Baytex Shares to be issued and made issuable pursuant to the Arrangement on the NYSE.

See "The Arrangement – Approvals – Stock Exchange Listing Approvals".

 Right to Dissent

The following description of the right to dissent and appraisal to which Dissenting Unitholders are entitled is not a comprehensive statement of the procedures to be followed by a Dissenting Unitholder who seeks payment of the fair value of such Dissenting Unitholder's Units and is qualified in its entirety by the reference to the full text of the Interim Order, which is attached to this Information Circular as Appendix B, and the text of Section 191 of the ABCA, which is attached to this Information Circular as Appendix F.  A Dissenting Unitholder who intends to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of the ABCA, as modified by the Interim Order.  Failure to strictly comply with the provisions of that section, as modified by the Interim Order, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

Pursuant to the Interim Order, a registered Unitholder is entitled, in addition to any other rights the holder may have, to dissent and to be paid the fair value of the Units held by the holder in respect of which the holder dissents, determined as of the close of business on the last Business Day before the day on which the resolution from which such holder dissents was adopted.

Only registered Unitholders may dissent.  Persons who are beneficial owners of Units registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that they may only do so through the registered owner of such Units.  Accordingly, a beneficial owner of Units desiring to exercise Dissent Rights must make arrangements for the Units beneficially owned by that holder to be registered in the name of the Unitholder prior to the time the written objection to the Arrangement Resolution is required to be received by the Trust or, alternatively, make arrangements for the registered holder of such Units to dissent on behalf of the beneficial Unitholder.  In such case, the written objection should set forth the number of Units covered by such written objection.

A Dissenting Unitholder must send to the Trust a written objection to the Arrangement Resolution, which written objection must be received by the Trust, c/o its counsel, Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention:  Jeffrey E. Sharpe, by 4:00 p.m. (Calgary time) on the second last Business Day immediately preceding the date of the Meeting or any adjournment thereof.

No Unitholder who has voted in favour of the Arrangement Resolution shall be entitled to dissent with respect to the Arrangement.  A Dissenting Unitholder may only dissent with respect to all of the Units held by the Dissenting Unitholder, or alternatively may only dissent with respect to all of the Units held by the registered Dissenting Unitholder on behalf of any one beneficial Unitholder that are registered in the name of the registered Dissenting Unitholder.

The Arrangement Agreement provides that, unless otherwise waived, it is a condition to the completion of the Arrangement that holders of not greater than five percent (5%) of the outstanding Units shall have exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date.

See "The Arrangement – Right to Dissent".

 Information Concerning the Baytex Parties

The Trust is an open-ended investment trust created on July 24, 2003 under the laws of the Province of Alberta pursuant to the Trust Indenture.  The Trustee has been appointed as trustee under the Trust Indenture.  The Unitholders are the beneficiaries of the Trust.  The Unitholders receive a monthly cash distribution that is derived from the producing oil and gas assets owned by the Trust's subsidiaries.

Baytex is a corporation amalgamated under the laws of the Province of Alberta that carries on the business of oil and natural gas exploration, development, acquisition and production in Western Canada.  Baytex is the administrator of the Trust and is a wholly-owned subsidiary of the Trust.

New Baytex was incorporated on October 22, 2010 pursuant to the provisions of the ABCA, as a wholly-owned subsidiary of Baytex, for the sole purpose of participating in the Arrangement and has not carried on any business or conducted any operations to date other than entering into the Arrangement Agreement. See "Information Concerning New Baytex" and "Appendix D - Information Concerning New Baytex" for a more detailed description of New Baytex both before and after giving effect to the Arrangement.

Baytex ExchangeCo is a corporation formed pursuant to the provisions of the ABCA, as a wholly-owned subsidiary of the Trust.  Baytex ExchangeCo is not actively carrying on business.

The head office of each of the Baytex Parties is located at Suite 2800, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3 and the registered office of each of Baytex, Baytex ExchangeCo and New Baytex is located at Suite 1400, 350 – 7th Avenue S.W., Calgary, Alberta,  T2P 3N9.

See "Information Concerning the Baytex Parties".

 Canadian Federal Income Tax Considerations

This Information Circular contains a summary of the principal Canadian federal income tax considerations applicable to certain Unitholders who transfer their Units to New Baytex and receive New Baytex Shares under the Arrangement.  See "Certain Canadian Federal Income Tax Considerations".  The comments below are qualified in their entirety by reference to such summary.

A Unitholder who transfers a Unit to New Baytex and receives a New Baytex Share under the Arrangement will generally be deemed to have: (i) disposed of the Unit for proceeds of disposition equal to the "cost amount" (as defined in the Tax Act) of such Unit to the Unitholder immediately before the disposition; and (ii) acquired the New Baytex Share received on the exchange at a cost equal to the cost amount to the Unitholder of the particular Unit so exchanged. As a result, Unitholders will generally not realize a capital gain or a capital loss on the transfer of their Units and receipt of New Baytex Shares.

 United States Federal Income Tax Considerations

Subject to the PFIC rules summarized below under "Certain United States Federal Income Tax Considerations – Arrangement – PFIC Rules", a United States Holder generally should not recognize a gain or loss upon the exchange of its Units for New Baytex Shares pursuant to the Arrangement.  Such United States Holder's tax basis in New Baytex Shares received will equal its adjusted tax basis in the Units exchanged therefor and its holding period with respect to such New Baytex Shares will include the holding period for such Units.

Unitholders should read carefully the section entitled "Certain United States Federal Income Tax Considerations" in this Information Circular and should consult their own tax advisors regarding the tax considerations applicable to them in their particular circumstances.

The foregoing summary is qualified in its entirety by the more detailed discussion of U.S. federal income tax consequences of the Arrangement set forth under the heading "Certain United States Federal Income Tax Considerations".

 Other Tax Considerations

This Information Circular does not address any tax considerations of the Arrangement other than certain Canadian and United States federal income tax considerations.  Unitholders who are resident in jurisdictions other than Canada or the United States should consult their own tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions and with respect to the tax implications in such jurisdictions of owning New Baytex Shares after the Arrangement.  Unitholders should also consult their own tax advisors regarding provincial, state or territorial tax considerations of the Arrangement or of holding New Baytex Shares.

 Timing of Completion of the Arrangement

If the Meeting is held as scheduled and is not adjourned, the Arrangement Resolution is approved by the requisite majority of Unitholders, and the other necessary conditions at that point in time are satisfied or waived, the Baytex Parties will apply for the Final Order approving the Arrangement on December 10, 2010.  If the Final Order is obtained on December 10, 2010 in form and substance satisfactory to the Baytex Parties, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, the Trust expects the Effective Date will be on or about December 31, 2010.  It is not possible, however, to state with certainty when the Effective Date will occur.  The Effective Date could be delayed for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order.

 Risk Factors

Other than risk factors relating to the structure of the Trust, risk factors relating to the Trust and its subsidiaries will generally continue to apply to New Baytex after the Effective Date and will not be affected by the Arrangement. The risks associated with the Trust and its subsidiaries are described in the Trust AIF under the heading "Risk Factors", which are incorporated by reference into this Information Circular.

There are a number of additional risk factors relating to the Arrangement, the activities of New Baytex and the ownership of New Baytex Shares following the Effective Date which prospective investors should carefully consider. These risk factors are set forth under "Risk Factors" in this Information Circular and "Risk Factors" in "Appendix D – Information Concerning New Baytex".

Unitholders should carefully review and consider all risk factors, as well as the other information contained in the documents forming the Trust's public disclosure record, before making an investment decision.  Unitholders are encouraged to obtain independent legal, tax and investment advice in their jurisdiction of residence with respect to this Information Circular, the consequences of the Arrangement and the holding of Units and New Baytex Shares.

BACKGROUND TO AND REASONS FOR THE ARRANGEMENT

Background to and Reasons for the Arrangement

On October 31, 2006, the Minister announced the SIFT Rules.  The SIFT Rules will result in a tax being applied at the trust level on distributions of certain income from publicly traded mutual fund trusts at rates of tax comparable to the combined federal and provincial corporate tax and to treat such distributions as dividends to unitholders.  The Minister announced that existing trusts would have a four year transition period and generally would not be subject to the new rules until 2011, provided such trusts experienced only "normal growth" and no "undue expansion" before then.  The SIFT Rules had an immediate impact on the Canadian capital markets and resulted in a significant decline in trading prices for income trusts, royalty trusts and numerous other Canadian securities.  Bill C-52, which received Royal Assent on June 22, 2007, contained legislation implementing the SIFT Rules.

On July 14, 2008, the Minister released specific proposals to amend the Tax Act that were intended to facilitate the conversion of mutual fund trusts into corporations without any undue tax consequences.  These proposals were proclaimed in force on March 12, 2009.

Baytex's management and the Board of Directors continuously review the Trust's strategic objectives and options available to it in respect thereof to ensure that the Trust's capital structure is efficient and that Unitholder value is being maximized.  Following the initial announcement of the SIFT Rules, management and the Board of Directors have continued to assess the potential impact and significance of the SIFT Rules to the Trust, including the impact upon the Trust's strategic objectives and alternatives.  Among other things, management and the Board of Directors considered the various alternatives available to the Trust.  Ultimately, management and the Board of Directors concluded that the best alternative available to the Trust was to convert to a corporate structure.

At a meeting held on October 8, 2010, management and the Board of Directors reviewed and discussed the principal terms and conditions of the proposed reorganization of the Trust into a corporate structure.  After duly considering the financial and legal aspects and other considerations relating to the proposed reorganization, including the principal terms and conditions of the proposed Arrangement and the Board's duties and responsibilities to Unitholders and other stakeholders, the Board of Directors unanimously approved proceeding with the proposed conversion of the Trust into a growth and income oriented exploration and production company.  At such meeting, the Board of Directors also recommended implementation by New Baytex of the Share Award Incentive Plan.

At a meeting held on October 25, 2010, the Board of Directors unanimously resolved to approve the contents of this Information Circular and its distribution to Unitholders.  In connection with these approvals, the Board of Directors concluded that the Arrangement was fair to Unitholders, was in the best interest of the Trust and the Unitholders, and unanimously resolved to recommend that Unitholders vote their Units in favour of the Arrangement.  The Board of Directors also authorized Baytex to enter into the Arrangement Agreement, on its own behalf and on behalf of the Trust.  The Arrangement Agreement was entered into on October 25, 2010 and the Interim Order was obtained on October 26, 2010.

 Benefits of the Arrangement

The Board of Directors and management of Baytex believe that the proposed reorganization of the Trust into a corporate structure will allow New Baytex to pursue its strategy of growing its production and asset base through internal property development and acquisitions with the objectives of providing monthly income to its Shareholders and creating long-term value for its Shareholders.  Given the implementation of the SIFT Rules effective December 31, 2010, which result in the elimination of the value of the income fund structure at that time, the Board of Directors and management of Baytex believe that the best opportunity for creating value is to move to a corporate structure effective on or about December 31, 2010, allowing the Trust to continue to benefit from the income trust structure until the implementation of the SIFT Rules, but thereafter continuing forward as a public corporation. The Board of Directors and management of Baytex believe that the Arrangement provides a number of compelling and strategic benefits, including, without limitation, the expectation that a conversion to a public corporation would:

•	permit the Trust's financial and operational performance to be more easily assessed and valued relative to its corporate peers;

•              attract new investors and provide a more liquid market for the New Baytex Shares;

•	remove the Trust from the uncertainty that exists in the income trust marketplace today as a result of the SIFT Rules;

•	be accomplished on a tax-deferred basis for Canadian federal income tax purposes, whereas post-2013 a tax-deferred transaction will not be available under the current federal legislation;

•	be expected to be accomplished on a tax-deferred basis for United States federal income tax purposes; and

•             better position the Trust to invest in attractive opportunities for growth and expansion.

 Recommendation of the Board of Directors

The Board of Directors, based upon its own investigations, has unanimously concluded that the Arrangement is fair to Unitholders, is in the best interest of the Trust and the Unitholders, and unanimously recommends that Unitholders vote in favour of the Arrangement Resolution.

In reaching its conclusions and formulating its recommendation, the Board of Directors considered a number of factors in addition to those described elsewhere in this Information Circular, including, without limitation, the following:

•	the purpose and anticipated benefits of the Arrangement described herein (see "Background to and Reasons for the Arrangement" and "Benefits of the Arrangement" above);

•	a conversion to a corporate structure is expected to attract a broader investor base, which may reduce financing costs and increase equity valuations for New Baytex;

•	a review of the Trust's strategic objectives and business plan and the optimal structure to maximize Unitholder value;

•
the significant decline in trading prices for securities of income trusts, including the Trust, after the announcement of the SIFT Rules and the erosion of the premium that securities of income trusts were previously trading at, which allowed them to raise capital and make acquisitions on a more accretive basis;

•	the impact of the SIFT Rules, which will remove the benefits of the trust structure for the Trust and Unitholders at the end of 2010;

•	the Trust's need to access capital through bank borrowings and through debt and equity capital markets in order to finance growth opportunities in the most efficient and cost-effective manner;

•
the fact that the Arrangement and the restructuring contemplated therein will not trigger any change of control or other payments under employment or similar arrangements for the benefit of directors, officers or employees of the Trust or Baytex, and will not result in the acceleration of the vesting of Incentive Rights;

•
the fact that as a result of the structure of the Arrangement, holders of Units will maintain the same proportionate interest in New Baytex, the ongoing corporate entity, as they currently hold in the Trust;

•	the fact that holders of New Baytex Shares are expected to receive dividends in the form of "eligible dividends" for the purposes of the Tax Act;

•
the Arrangement must receive the approval of the Unitholders and the Court, and the Unitholders will be afforded Dissent Rights in a manner consistent with Section 191 of the ABCA, as modified by the Interim Order; and

•             the advice of external legal counsel.

The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive.  In reaching the determination to approve and recommend the Arrangement Resolution, the Board did not assign any relative or specific weight to the factors that were considered, and individual directors may have given different weight to each factor.  There are risks associated with the Arrangement, including that some of the potential benefits set forth in this Information Circular may not be realized or that there may be significant costs associated with realizing such benefits.  See "Risk Factors" in this Information Circular.

All of the directors and officers of Baytex, who directly or indirectly own, or exercise control or direction over, an aggregate of 1,594,130 Units, representing approximately 1.4% of the outstanding Units, have indicated that they will vote their Units in favour of the Arrangement Resolution.

THE ARRANGEMENT

 General

The Arrangement will result in the reorganization of the Trust into New Baytex, which will be a public oil and natural gas exploration, exploitation, development, acquisition and production company, operating under the name "Baytex Energy Corp." which, together with its subsidiaries, will carry on the business presently carried on by the Trust through its subsidiaries.

The reorganization of the Trust into a corporate structure will allow New Baytex to pursue its strategy of growing its production and asset base through internal property development and acquisitions with the objectives of providing monthly income to its Shareholders and creating long-term value for its Shareholders. See "Appendix D – Information Concerning New Baytex – Description of Business – Operations".

New Baytex will retain the current management team and personnel from Baytex and will continue to be led by Raymond T. Chan as Executive Chairman and Anthony W. Marino as President and Chief Executive Officer.  The current members of the board of directors of Baytex will form the board of directors of New Baytex.  The Arrangement will not trigger any change of control or other termination payments pursuant to any employment agreements or arrangements for the benefit of directors, officers or employees of the Trust or Baytex.  See "Appendix D – Information Concerning New Baytex – Directors and Executive Officers".

 Effect of the Arrangement on Unitholders

Under the Arrangement, Unitholders will receive one New Baytex Share for each one Unit held.

 Dividend Policy of New Baytex

Upon completion of the Arrangement, it is expected that New Baytex will adopt a monthly dividend policy whereby a dividend will be paid on or about the 15th day of the month that follows the end of each month to shareholders of record at the end of such month.  The dividend policy is expected to follow the general corporate philosophy of financial self sufficiency whereby, over the long term, development capital expenditures and dividend payments are planned to be financed from internally generated funds from operations. As such, the amount of future cash dividends, if any, will be subject to the discretion of the Board of Directors of New Baytex and may vary depending on a variety of factors and conditions existing from time to time, including fluctuations in commodity prices, production levels, capital expenditure requirements, debt service requirements, operating costs, royalty burdens, foreign exchange rates and the satisfaction of solvency tests imposed by the Business Corporations Act (Alberta) for the declaration and payment of dividends. Baytex's practice has been to review the level of the distribution at least annually as capital spending requirements are evaluated. This review has typically occurred in December in connection with the presentation of the annual budget for the ensuing year to the Board of Directors of Baytex, with changes, if any, to the distribution level being announced following that meeting. Under current operating conditions and commodity prices, Baytex believes the current distribution level of $0.18 per Unit per month can be maintained as a dividend subsequent to the completion of the Arrangement.

Although it is expected that dividends of New Baytex will qualify as "eligible dividends" for the purposes of the Tax Act, and thus qualify for the enhanced gross-up and tax credit regime available to certain holders of New Baytex Shares, no assurances can be given that all dividends will be designated as "eligible dividends" or qualify as "eligible dividends".

See "The Arrangement – Effect of the Arrangement on Unitholders", "The Arrangement – Details of the Arrangement – Arrangement Steps", "The Arrangement – Procedure for Exchange of Trust Units", "Certain Canadian Federal Income Tax Considerations" and "Certain United States Federal Income Tax Considerations".

 Effect of the Arrangement on Holders of Incentive Rights

In connection with the formation of the Trust in 2003, the Unitholders approved the adoption of the Incentive Plan pursuant to which Incentive Rights may be granted to the directors, officers, employees and other service providers of the Trust and its subsidiaries.  The Incentive Plan was amended in 2005, 2007 and 2009 with the approval of the Unitholders.

As at October 26, 2010, the Trust had an aggregate of 6,152,387 Incentive Rights outstanding under the Incentive Plan.  The following table summarizes the number of Incentive Rights granted under the Incentive Plan during 2008, 2009 and 2010 (to October 26):

Period	Incentive Rights Granted	Weighted Average Trust Units Outstanding	Burn Rate(1)
2008	2,838,000	91,683,000	3.10%
2009	1,844,000	104,894,000	1.76%
2010 (to October 26)(2)	175,400	111,066,000	0.16%

 Notes:

(1)	The Burn Rate for a given period is calculated by dividing the number of Incentive Rights granted during such period by the weighted average number of Units outstanding during such period.
(2)
Other than the granting of up to 25,000 Incentive Rights to new employees or other service providers, the Trust will not make any new grants under the Incentive Plan during the period commencing on the date of this Information Circular and ending on December 31, 2010.  If the Arrangement Resolution and the Share Award Incentive Plan Resolution are passed by the Unitholders at the Meeting, the Share Award Incentive Plan will become the long term incentive plan for New Baytex, the outstanding Incentive Rights will be exchanged for the New Incentive Rights which will be governed by the terms of the Transition Incentive Plan, the Incentive Plan will be terminated and no further grants will be made under the Transition Incentive Plan.  See "Other Matters to be Considered at the Meeting – Approval of the Share Award Incentive Plan".

Pursuant to the terms of the Incentive Plan, the Arrangement constitutes a capital reorganization which will result in each holder of Incentive Rights exchanging their Incentive Rights for New Incentive Rights on a one-for-one basis.  The New Incentive Rights will be subject to the terms of the Transition Incentive Plan.  The Transition Incentive Plan is substantially similar to the Incentive Plan other than amendments necessary to reflect:

(a)	the entitlement of holders to receive New Baytex Shares instead of Trust Units;

(b)
the exercise price, as currently calculated for outstanding Incentive Rights, will be carried forward under the Transition Incentive Plan and, if applicable, future adjustments to the exercise price after the Effective Date will be based on dividends paid on New Baytex Shares rather than distributions paid on Units;

(c)
the ability of holders not subject to taxation in the United States to elect at the time of exercise whether or not they want the exercise price of the New Incentive Rights being exercised to be reduced by the amount of distribution paid on the Units and dividends paid on the New Baytex Shares subsequent to the grant date; and

(d)	the administration of the Transition Incentive Plan will upon completion of the Arrangement be carried out by New Baytex as opposed to Baytex.

For a summary of the Incentive Plan, see the section of the Trust AGM Circular entitled "Executive Compensation – Trust Unit Rights Incentive Plan", which is incorporated by reference herein.

The transactions contemplated by the Arrangement will not result in a change of control for purposes of the Incentive Plan.

If the Arrangement Resolution is passed by the Unitholders at the Meeting, the Unitholders will be asked to consider and, if deemed advisable, to approve the Share Award Incentive Plan.  See "Other Matters to be Considered at the Meeting – Approval of the Share Award Incentive Plan".  If the Share Award Incentive Plan Resolution is passed by the Unitholders at the Meeting, the Share Award Incentive Plan will become the long term incentive plan for New Baytex and no further grants will be made under the Transition Incentive Plan.

 Effect of the Arrangement on Holders of Income Tracking Units

In November 2009, each of Baytex and Baytex Energy USA Ltd. adopted the Income Tracking Unit Plan which allows them to grant to employees who are U.S. persons a right to receive "tracking units" which are designed to deliver a stream of income equivalent to the distributions paid on the Trust Units.

In the event that the Arrangement is completed, New Baytex will be the successor to the Trust for purposes of the Income Tracking Unit Plan and each time New Baytex declares a dividend on the New Baytex Shares, the accrued value of each "tracking unit" outstanding on the record date for such dividend shall increase by an equivalent amount.

For a summary of the Income Tracking Unit Plan, see the section of the Trust AGM Circular entitled "Executive Compensation – Income Tracking Unit Plan", which is incorporated by reference herein.

The transactions contemplated by the Conversion will not result in a change of control for purposes of the Income Tracking Unit Plan.

 Effect of the Arrangement on the DRIP

Pursuant to the Arrangement, the New DRIP shall become effective, all participants in the DRIP will be deemed to be participants in the New DRIP without any further action on their part, and all declared but unpaid distributions of the Trust will be automatically applied, on behalf of such deemed participants, to the purchase of New Baytex Shares in accordance with the terms and conditions of the New DRIP.

 Effect of the Arrangement on the Series A Debentures

Under the Arrangement and in accordance with the terms of the Series A Debentures, New Baytex, the Series A Debenture Guarantors and Valiant Trust Company will enter into the Amended and Restated Series A Debenture Indenture, pursuant to which, among other things, New Baytex will assume all of the rights and obligations of the Trust under the Series A Debenture Indenture and the Series A Debenture Guarantors shall ratify and confirm the Guarantees.

 Effect of the Arrangement on the Convertible Debentures

The Convertible Debentures were issued on June 6, 2005 in the aggregate principal amount of $100 million.  As at October 25, 2010, approximately $5,070,000 principal amount remains outstanding. The Convertible Debentures are convertible to Units at a conversion price of $14.75 per Unit and mature at the close of business on December 31, 2010 at which time they are due and payable.  Any Convertible Debentures not converted prior to their maturity will be repaid by the Trust in accordance with their terms.

 Details of the Arrangement

 Arrangement Steps

Pursuant to the Arrangement, commencing after the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order on the dates and at the times specified without any further act or formality, except as otherwise provided in the Plan of Arrangement:

Amendment to Trust Indenture

(a)	at 4:57 p.m. on the Effective Date, the Trust Indenture shall be amended to the extent necessary to facilitate the Arrangement and also as provided in the Arrangement Agreement;

Dissenting Unitholders

(b)
at 4:59 p.m. on the Effective Date, the Units held by Dissenting Unitholders who have exercised Dissent Rights which remain valid immediately prior to 4:59 p.m. on the Effective Date shall, as of 4:59 p.m. on the Effective Date, be deemed to have been transferred to the New Baytex and cancelled and cease to be outstanding, and as of 4:59 p.m. on the Effective Date, such Dissenting Unitholders shall cease to have any rights as Unitholders of the Trust other than the right to be paid the fair value of their Units by New Baytex;

Final Distributions to Unitholders

(c)
at 5:00 p.m. on the Effective Date, the Trust shall determine the names of the Unitholders of record at such time and those Unitholders shall be entitled to receive the Distribution declared on or about December 15, 2010 to holders of record on December 31, 2010, which distribution shall be payable on or about January 17, 2011;

Exchange of Units for New Baytex Shares

(d)
at 11:59 p.m. on the Effective Date, each Unit shall be sold, assigned and transferred to New Baytex (free of any claims) in exchange for New Baytex Shares on the basis of one New Baytex Share for each Unit so sold, assigned and transferred;

Stated Capital of the New Baytex Shares

(e)	at 11:59 p.m. on the Effective Date, the aggregate amount allocated to the stated capital in respect of the New Baytex Shares issued under subsection 3.1(d) shall be $1.4 billion;

Redemption of New Baytex Shares

(f)
at 11:59 p.m. on the Effective Date, the New Baytex Share held by Baytex shall be redeemed by New Baytex for an amount equal to the Baytex Unit Fair Market Value and such New Baytex Share shall be cancelled;

Incentive Plan

(g)	at 11:59 p.m. on the Effective Date:

(i)	the Transition Incentive Plan shall become effective, and

(ii)	each Incentive Right shall be exchanged for a New Incentive Right in accordance with the terms of the Incentive Plan;

New DRIP

(h)
at 11:59 p.m. on the Effective Date, the New DRIP shall become effective, all participants  in the DRIP will be deemed to be participants in the New DRIP without any further action on their part and any declared but unpaid Distributions to a person deemed to be a participant in the New DRIP will be automatically applied to the purchase of New Baytex Shares in accordance with the terms and conditions of the New DRIP;

Dissolution of the Trust

(i)
at 12:01 a.m. on January 1, 2011, all of the property and assets of the Trust (including, without limitation, the Baytex Common Shares, the Baytex ExchangeCo Common Shares and the Notes) shall be transferred to New Baytex and New Baytex shall assume all of the liabilities and obligations of the Trust (including, without limitation, the liabilities and obligations of the Trust in respect of the Series A Debentures and any declared but unpaid Distributions);

(j)
at 12:01 a.m. on January 1, 2011, New Baytex shall assume all of the obligations of the Trust under the Series A Debentures and the Series A Debenture Indenture, and the Amended and Restated Series A Debenture Indenture shall become effective;

(k)	at 12:01 a.m. on January 1, 2011, the Trust shall be dissolved and shall thereafter cease to exist and the Trust Indenture shall be terminated; and

Amalgamation of Baytex and Baytex ExchangeCo

(l)	at 12:01 a.m. on January 1, 2011, Baytex and Baytex ExchangeCo shall be amalgamated and continued as one corporation, AmalgamationCo, in accordance with the following:

(i)	the stated capital of all of the Baytex ExchangeCo Common Shares shall be reduced, in each case, to $1.00 in aggregate immediately prior to the amalgamation;

(ii)	the articles of AmalgamationCo shall be the same as the articles of Baytex ExchangeCo and the name of AmalgamationCo shall be "Baytex Energy Ltd.";

(iii)	the Baytex ExchangeCo Common Shares shall be cancelled without any repayment of capital;

(iv)	the Exchangeable Shares held by Baytex ExchangeCo shall be cancelled;

(v)	the property of each of the amalgamating corporations shall continue to be the property of AmalgamationCo;

(vi)	AmalgamationCo shall continue to be liable for the obligations of each of the amalgamating corporations;

(vii)	any existing cause of action, claim or liability to prosecution of each of the amalgamating corporations shall be unaffected;

(viii)	any civil, criminal or administrative action or proceeding pending by or against each of the amalgamating corporations may be continued to be prosecuted by or against AmalgamationCo;

(ix)	a conviction against, or ruling, order or judgment in favour of or against, each of the amalgamating corporations may be enforced by or against AmalgamationCo;

(x)
the Articles of Amalgamation of AmalgamationCo shall be deemed to be the Articles of Incorporation of AmalgamationCo and the Certificate of Amalgamation of AmalgamationCo shall be deemed to be the Certificate of Incorporation of AmalgamationCo;

(xi)	the by-laws of AmalgamationCo shall be the by-laws of Baytex ExchangeCo until repealed, amended, altered or added to;

(xii)	the first directors of AmalgamationCo shall be the directors of Baytex;

(xiii)	the first officers of AmalgamationCo shall be the officers of Baytex;

(xiv)	the registered office of AmalgamationCo shall be the registered office of Baytex; and

(xv)	the amalgamation shall be deemed to be effective at 12:01 a.m. on January 1, 2011 and articles of amalgamation shall be filed with the Registrar to be effective on such day;

provided that if any of the foregoing steps fails to occur or be completed then all of such steps will be deemed not to have occurred.

The Baytex Parties each reserve the right to amend, modify and/or supplement the Plan of Arrangement from time to time at any time prior to the Effective Time provided that any such amendment, modification or supplement must be contained in a written document that is: (i) agreed to by each of the Baytex Parties; (ii) filed with the Court and, if made following the Meeting, approved by the Court; and (iii) communicated to Unitholders in the manner required by the Court (if so required).  Any amendment, modification or supplement to the Plan of Arrangement may be made following the Effective Time by the agreement of Baytex and New Baytex; provided that, it concerns a matter which, in the reasonable opinion of Baytex and New Baytex is of an administrative nature required to better give effect to the implementation of the Plan of Arrangement and is not adverse to the financial or economic interests of any former holder of Units.

 Post Arrangement Structure

The following diagram illustrates the simplified organizational structure of New Baytex immediately following the completion of the Arrangement.

Immediately following the completion of the Arrangement, an aggregate of approximately 112.7 million New Baytex Shares will be issued and outstanding (assuming no Dissent Rights are exercised and assuming that no Units are issued subsequent to the date of this Information Circular and prior to the Effective Time).

 Procedure for the Arrangement Becoming Effective

The Arrangement is proposed to be carried out pursuant to the Trust Indenture and Section 193 of the ABCA.  The following procedural steps must be taken for the Arrangement to become effective:

(a)           the Arrangement must be approved by the Unitholders voting in person or by proxy at the Meeting;

(b)           the Arrangement must be approved by the Court pursuant to the Final Order;

(c)	all conditions precedent to the Arrangement, including those set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate parties; and

(d)	the Final Order, Articles of Arrangement and related documents, in the form prescribed by the ABCA, must be filed with the Registrar and the Certificate must be issued by the Registrar.

 Approvals

 Unitholder Approval

Pursuant to the Interim Order, the number of votes required to pass the Arrangement Resolution shall be not less than two thirds of the votes cast by Unitholders, either in person or by proxy, at the Meeting.  See "General Proxy Matters – Procedure and Votes Required – Arrangement Resolution".

Notwithstanding the foregoing, the Arrangement Resolution proposed for consideration by the Unitholders authorizes the Board of Directors, without further notice to or approval of such Unitholders, subject to the terms of the Arrangement, to amend or terminate the Arrangement Agreement or the Plan of Arrangement, or to revoke the Arrangement Resolution at any time prior to the filing of the Articles of Arrangement giving effect to the Arrangement.  The full text of the Arrangement Resolution is attached as Appendix A to this Information Circular.

 Court Approvals

Interim Order

On October 26, 2010, the Court granted the Interim Order facilitating the calling of the Meeting and prescribing the conduct of the Meeting and other matters.  The Interim Order is attached as Appendix B to this Information Circular.

Final Order

The ABCA provides that a statutory arrangement requires Court approval.  Subject to the terms of the Arrangement Agreement, and if the Arrangement Resolution is approved by Unitholders at the Meeting in the manner required by the Interim Order, the Baytex Parties will make application to the Court for the Final Order.

The application for the Final Order approving the Arrangement is scheduled for December 10, 2010 at 1:30 p.m. (Calgary time), or as soon thereafter as counsel may be heard, at the Calgary Courts Centre, 601 – 5th Street S.W., Calgary, Alberta.  At the hearing, any Unitholder and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court and serving upon the Trust a Notice of Intention to Appear together with any evidence or materials which such party intends to present to the Court on or before noon (Calgary time) on December 2, 2010.  Service of such notice shall be effected by service upon the solicitors for the Trust:  Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta  T2P 3N9 Attention:  Jeffrey E. Sharpe.   See "Notice of Petition".

The offer and sale of the New Baytex Shares issuable to Unitholders in exchange for their securities pursuant to the Arrangement have not been and will not be registered under the 1933 Act, in reliance upon the exemption from registration provided by Section 3(a)(10) thereof.  The Court has been advised that if the terms and conditions of the Arrangement are approved by the Court, the issuance of the New Baytex Shares issuable to Unitholders pursuant to the Arrangement will not require registration under the 1933 Act pursuant to Section 3(a)(10) thereof.

The Trust has been advised by its counsel, Burnet, Duckworth & Palmer LLP, that the Court has broad discretion under the ABCA when making orders with respect to the Arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view.  The Court may approve the Arrangement, either as proposed or as amended, in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit.  Depending upon the nature of any required amendments, the Trust may determine not to proceed with the Arrangement.

 Stock Exchange Listing Approvals

The TSX has conditionally approved the listing of the New Baytex Shares to be issued and made issuable pursuant to the Arrangement, subject to New Baytex fulfilling the requirements of the TSX.  Baytex will apply to list the New Baytex Shares to be issued and made issuable pursuant to the Arrangement on the NYSE.

 Arrangement Agreement

The Arrangement is being effected pursuant to the Arrangement Agreement.  The Arrangement Agreement contains covenants and various conditions precedent to completion of the Arrangement.

The Arrangement Agreement is attached as Appendix C to this Information Circular and reference is made thereto for the full text thereof.

 Conditions Precedent to the Arrangement

The respective obligations of the Baytex Parties to consummate the transactions contemplated by the Arrangement Agreement, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of a number of conditions, any of which may be waived by the mutual consent of such parties without prejudice to their right to rely on any other of such conditions.  These conditions include:

(a)
the Arrangement Resolution shall have been approved by the requisite number of votes cast by the Unitholders at the Meeting in accordance with the Trust Indenture, the Interim Order and any applicable regulatory requirements;

(b)	the Final Order shall have been granted in form and substance satisfactory to the Baytex Parties, acting reasonably, not later than December 31, 2010, or such later date as the parties may agree to;

(c)
the Articles of Arrangement and all necessary related documents, in form and substance satisfactory to the Baytex Parties, acting reasonably, shall have been accepted for filing by the Registrar together with the Final Order in accordance with subsection 193(9) of the ABCA;

(d)
no material action or proceeding shall be pending or threatened by any person, company, firm, governmental authority, regulatory body or agency and there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

(i)	makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated in the Arrangement Agreement; or

(ii)	results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated in the Arrangement Agreement;

(e)
all necessary material third party and regulatory consents, approvals and authorizations with respect to the transactions contemplated in the Arrangement Agreement shall have been completed or obtained;

(f)
the TSX shall have conditionally approved the listing of the Common Shares to be issued and made issuable pursuant to the Arrangement, subject only to the filing of required documents which cannot be filed prior to the Effective Date;

(g)	the NYSE shall have approved the listing of the Common Shares to be issued and made issuable pursuant to the Arrangement; and

(h)
each of the covenants, acts and undertakings of each of the Baytex Parties to be performed or complied with on or before the Effective Date pursuant to the terms of the Arrangement Agreement shall be duly performed or complied with.

Upon the conditions being fulfilled or waived, the Baytex Parties intend to file a copy of the Final Order and the Articles of Arrangement with the Registrar under the ABCA, together with such other materials as may be required by the Registrar, in order to give effect to the Arrangement.

 Amendment and Termination

The Arrangement Agreement may, at any time and from time to time before or after the Meeting, be amended in any respect whatsoever by written agreement of the Baytex Parties without further notice to or authorization on the part of their respective Unitholders or shareholders; provided that any such amendment that changes the consideration to be received by the Unitholders pursuant to the Arrangement is brought to the attention of the Court before approval of the Final Order and is subject to such requirements as may be ordered by the Court.

The Arrangement Agreement shall be terminated: (a) with the mutual agreement of the Baytex Parties; (ii) if the Arrangement shall not have become effective on or before December 31, 2010 or such later date as may be agreed to by the Baytex Parties; and (c) if the Arrangement Agreement is terminated due to the non-fulfilment of the conditions precedent set forth in the Arrangement Agreement, on or before the Effective Date or such other time specified in the Arrangement Agreement.

 Timing of Completion of the Arrangement

If the Meeting is held as scheduled and is not adjourned, the Arrangement Resolution is approved by the requisite majority of Unitholders, and the other necessary conditions at that point in time are satisfied or waived, the Baytex Parties will apply for the Final Order approving the Arrangement on December 10, 2010.  If the Final Order is obtained on December 10, 2010 in form and substance satisfactory to the Baytex Parties, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, the Trust expects the Effective Date will be on or about December 31, 2010.  It is not possible, however, to state with certainty when the Effective Date will occur.  The Effective Date could be delayed for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order.

The Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, will become effective at the Effective Time, and will be binding at and after the Effective Time on: (i) the Unitholders; (ii) the Baytex Parties; (iii) the Trustee; and (iv) all other Persons.  Commencing after the Effective Time, each of the events set out in section 3.1 of the Plan of Arrangement will occur in the order, on the dates and at the times specified therein without any further act or formality, except as otherwise provided in the Plan of Arrangement.

 Procedure for Exchange of Trust Units

In order to receive their New Baytex Shares following the completion of the Arrangement, Holders of Units must deposit with the Depositary (at one of the addresses specified on the last page of the Letter of Transmittal) a validly completed and duly executed Letter of Transmittal (and such other documents and instruments as the Depositary may reasonably require) together with the certificates representing the Holder's Units.  The use of the mail to transmit certificates representing Units and the Letter of Transmittal and other relevant documents is at each Holder's risk.  The Trust recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used.  Holders whose Units are registered in the name of a broker, dealer, bank, trust company or other nominee must contact such party to deposit their Units.

Provided that the Arrangement becomes effective, from and after 11:59 p.m. MST on December 31, 2010, certificates formerly representing Units that were exchanged under the Plan of Arrangement shall represent only the right to receive upon surrender: (i) certificates representing the New Baytex Shares to which the Holders are entitled to receive under the Plan of Arrangement, or as to those Units held by Dissenting Unitholders, other than those Dissenting Unitholders deemed to have participated in the Arrangement, to receive the fair value of the Units represented by such certificates; and (ii) any dividends or distributions with respect to such New Baytex Shares; in each case subject to compliance with the requirements described herein and in the Letter of Transmittal.

Subject to the provisions of the Letter of Transmittal, New Baytex shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former Holder of Units of a validly completed and duly signed Letter of Transmittal (and such other documents and instruments as the Depositary may reasonably require) and the certificates representing such Units, either: (i) forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal; or (ii) if requested by such holder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such holder; certificates representing the number of New Baytex Shares issued to such holder under the Arrangement (together with any dividends or distributions with respect thereto).

All monies received by the Depositary on behalf of persons who immediately prior to the Effective Time were registered holders of Units that are exchanged pursuant to the Arrangement shall be either: (a) paid (net of applicable withholding and other taxes) and delivered by the Depositary to such persons as soon as reasonably practicable following receipt of a validly completed and duly signed Letter of Transmittal (and such other documents and instruments as the Depositary may reasonably require) and the certificates representing such Units;  or (b) where the person was a registered holder of Units and is deemed to be a participant in the New DRIP, such monies will be applied automatically for the purchase of New Baytex Shares in accordance with the terms and conditions of the New DRIP.

If a certificate representing Units has been lost or destroyed, the Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss or destruction, to the Depositary.  The Depositary will respond with the replacement requirements, which must be completed and returned to the Depositary.

Subject to any applicable legislation relating to unclaimed personal property, any certificate formerly representing Units that is not deposited with all other documents as required by the Plan of Arrangement and the Letter of Transmittal on or before the third anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature, including the right of the Holder of such Units to receive New Baytex Shares (and any dividends and distributions thereon).  On such date, subject to any applicable legislation relating to unclaimed personal property, such New Baytex Shares (together with all dividends and distributions thereon) shall be returned to New Baytex and such New Baytex Shares shall be cancelled.

New Baytex and the Depositary shall be entitled to deduct and withhold from any consideration, dividend or distribution otherwise payable to any former Holder of Units or any Holder of New Baytex Shares, such amounts as either New Baytex or the Depositary are required to deduct and withhold with respect to such payment under the Tax Act or any provision of federal, provincial, territorial, state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the Holder of the securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a Holder exceeds the cash portion of the consideration otherwise payable to the Holder, New Baytex and the Depositary are authorized under the Plan of Arrangement to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to New Baytex and the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement, and New Baytex and the Depositary shall notify the Holder thereof and remit any unapplied balance of the net proceeds of such sale to such Holder.

All questions as to validity, form, eligibility (including timely receipt) and acceptance of any Units deposited pursuant to the Arrangement will be determined by Baytex (or its successor, New Baytex) in its sole discretion.  Depositing Unitholders agree that such determination shall be final and binding.  Baytex (or its successor, New Baytex) reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful for it to accept under the laws of any jurisdiction.  Baytex (or its successor, New Baytex) reserves the absolute right to waive any defect or irregularity in the deposit of any Units.  There shall be no duty or obligation on the Trust, Baytex, New Baytex, the Depositary or any other person to give notice of any defect or irregularity in any deposit of Units and no liability shall be incurred by any of them for failure to give such notice. Baytex (or its successor, New Baytex) reserves the right to permit the procedure for the exchange of securities pursuant to the Arrangement to be completed other than as set forth above.

Should the Arrangement not be completed, any deposited Units will be returned to the depositing Holder at the Trust's expense upon written notice to the Depositary from Baytex by returning the deposited Units (and any other relevant documents) by registered mail in the name of and to the address specified by the Holder in the Letter of Transmittal or, if such name and address is not so specified, in such name and to such address as shown on the register maintained by the Trust's transfer agent.

 Right to Dissent

The following description of the right to dissent and appraisal to which Dissenting Unitholders are entitled is not a comprehensive statement of the procedures to be followed by a Dissenting Unitholder who seeks payment of the fair value of such Dissenting Unitholder's Units and is qualified in its entirety by the reference to the full text of the Interim Order, which is attached to this Information Circular as Appendix B, and the text of Section 191 of the ABCA, which is attached to this Information Circular as Appendix F.  A Dissenting Unitholder who intends to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of the ABCA, as modified by the Interim Order.  Failure to strictly comply with the provisions of that section, as modified by the Interim Order, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

A Court hearing the application for the Final Order has the discretion to alter the rights of dissent described herein based on the evidence presented at such hearing.

Pursuant to the Interim Order, a registered Unitholder is entitled, in addition to any other rights the holder may have, to dissent and to be paid the fair value of the Units held by the holder in respect of which the holder dissents, determined as of the close of business on the last Business Day before the day on which the resolution from which such holder dissents was adopted.  Only registered Unitholders may dissent.  Persons who are beneficial owners of Units registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that they may only do so through the registered owner of such Units.  Accordingly, a beneficial owner of Units desiring to exercise Dissent Rights must make arrangements for the Units beneficially owned by that holder to be registered in the name of the Unitholder prior to the time the written objection to the Arrangement Resolution is required to be received by the Trust or, alternatively, make arrangements for the registered holder of such Units to dissent on behalf of the beneficial Unitholder.  In such case, the written objection, described below, should set forth the number of Units covered by such written objection.

A Dissenting Unitholder must send to the Trust a written objection to the Arrangement Resolution, which written objection must be received by the Trust, c/o its counsel, Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention:  Jeffrey E. Sharpe, by 4:00 p.m. (Calgary time) on the second last Business Day immediately preceding the date of the Meeting or any adjournment thereof.

No Unitholder who has voted in favour of the Arrangement Resolution shall be entitled to dissent with respect to the Arrangement.  A Dissenting Unitholder may only dissent with respect to all of the Units held by the Dissenting Unitholder, or alternatively may only dissent with respect to all of the Units held by the registered Dissenting Unitholder on behalf of any one beneficial Unitholder that are registered in the name of the registered Dissenting Unitholder.

An application may be made to the Court by New Baytex or by a Dissenting Unitholder to fix the fair value of the Dissenting Unitholder's Units.  If such an application to the Court is made by either New Baytex or a Dissenting Unitholder, New Baytex must, unless the Court otherwise orders, send to each Dissenting Unitholder a written offer to pay such person an amount considered by the board of directors of New Baytex to be the fair value of the Units held by such Dissenting Unitholders.  The offer, unless the Court otherwise orders, will be sent to each Dissenting Unitholder at least 10 days before the date on which the application is returnable, if New Baytex is the applicant, or within 10 days after New Baytex is served with notice of the application, if a Dissenting Unitholder is the applicant.  The offer will be made on the same terms to each Dissenting Unitholder and will be accompanied by a statement showing how the fair value was determined.

A Dissenting Unitholder may make an agreement with New Baytex for the purchase of such holder's Units in the amount of New Baytex's offer (or otherwise) at any time before the Court pronounces an order fixing the fair value of the Units.

A Dissenting Unitholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application and appraisal.  On the application, the Court will make an order fixing the fair value of the Units of all Dissenting Unitholders who are parties to the application, giving judgment in that amount against New Baytex and in favour of each of those Dissenting Unitholders, and fixing the time within which New Baytex must pay that amount payable to the Dissenting Unitholders.  The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Unitholder calculated from the date on which the Dissenting Unitholder ceases to have any rights as a Unitholder until the date of payment.

On the Arrangement becoming effective, or upon the making of an agreement between New Baytex and the Dissenting Unitholder as to the payment to be made by New Baytex to the Dissenting Unitholder, or the pronouncement of a Court order, whichever first occurs, the Dissenting Unitholder will cease to have any rights as a Unitholder other than the right to be paid the fair value of such Unitholder's Units in the amount agreed to between New Baytex and the Unitholder or in the amount of the judgment, as the case may be.  Until one of these events occurs, the Unitholder may withdraw his dissent, or if the Arrangement has not yet become effective the Trust may rescind the Arrangement Resolution, and in either event the dissent and appraisal proceedings in respect of that Unitholder will be discontinued.

New Baytex shall not make a payment to a Dissenting Unitholder under Section 191 of the ABCA  if there are reasonable grounds for believing that New Baytex is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of the assets of New Baytex would thereby be less than the aggregate of its liabilities.  In such event, New Baytex shall notify each Dissenting Unitholder that it is lawfully unable to pay Dissenting Unitholders for their Units, in which case the Dissenting Unitholder may, by written notice to New Baytex within 30 days after receipt of such notice, withdraw his written objection, in which case such Unitholder shall, in accordance with the Interim Order, be deemed to have participated in the Arrangement as a Unitholder.  If the Dissenting Unitholder does not withdraw his written objection he retains his status as a claimant against New Baytex to be paid as soon as New Baytex is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to creditors but prior to New Baytex's shareholders.

All Units held by Unitholders who exercise their Dissent Rights will, if the holders are ultimately entitled to be paid the fair value thereof, be deemed to be transferred to the Trust in exchange for such fair value as of the Effective Date.  If such Unitholders ultimately are not entitled to be paid the fair value for their Units, such Units will be deemed to have been exchanged for New Baytex Shares and such Unitholders will be issued New Baytex Shares on the same basis as all other Unitholders pursuant to the Arrangement.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Unitholder who seeks payment of the fair value of their Units.  Section 191 of the ABCA requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder.  Accordingly, each Dissenting Unitholder who might desire to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of that section and the Interim Order, the full texts of which are set out in Appendices F and B, respectively, to this Information Circular, and consult their own legal advisor.

 Interests of Certain Persons or Companies in the Matters to be Acted Upon

The directors and officers of Baytex and their associates and affiliates, as a group, beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of 1,594,130 Units, representing approximately 1.4% of the outstanding Units.  All of the directors and officers of Baytex have indicated that they will vote their securities in favour of the Arrangement Resolution.

Immediately after giving effect to the Arrangement, it is anticipated that the current directors and officers of Baytex and their associates and affiliates, as a group, will beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 1,594,130  New Baytex Shares, representing approximately 1.4% of the outstanding New Baytex Shares (assuming no Dissent Rights are exercised and assuming that no Units are issued subsequent to the date of this Information Circular and prior to the Effective Time).

The Arrangement will not result in any change of control, termination or other payments being made to any directors, officers or employees of the Trust or Baytex pursuant to employment, change of control or similar agreements or arrangements.  In addition, the Arrangement will not constitute a change of control and trigger the acceleration of the vesting of any outstanding Incentive Rights granted pursuant to the Incentive Plan or payment of the accrued value of any "tracking units" granted under the Income Tracking Unit Plan.  See "The Arrangement – Effect of the Arrangement on Holders of Incentive Rights" and "The Arrangement – Effect of the Arrangement on Holders of Income Tracking Units".

Subject to approval of the Share Award Incentive Plan by Unitholders at the Meeting, directors and officers of New Baytex will be eligible to participate in the Share Award Incentive Plan and may be granted Restricted Awards and/or Performance Awards from time to time thereunder following completion of the Arrangement, subject to the terms and limitations contained in the Share Award Incentive Plan.

No director or executive officer of Baytex or any of its subsidiaries, and no associate or affiliate of any of the foregoing persons, has or had any material interest (direct or indirect) in any transaction in the last three years or any proposed transaction that has materially affected, or will materially affect, the Trust or any of its subsidiaries, except as disclosed above or elsewhere in this Information Circular or in the documents incorporated herein by reference herein.

 Securities Law Matters

 Canada

All securities to be issued under the Arrangement (including, without limitation, the New Baytex Shares) to Unitholders will be issued in reliance on exemptions from prospectus requirements of applicable Canadian securities laws and, following completion of the Arrangement, the New Baytex Shares will generally be "freely tradeable" (other than as a result of any "control block" restrictions which may arise by virtue of the ownership thereof) under applicable Canadian securities laws of the provinces of Canada.

Pursuant to MI 61-101, the Arrangement is a "downstream transaction".  In accordance with MI 61-101, if the Arrangement is a "business combination" or a "related party transaction" then a formal valuation and minority Unitholder approval of the Arrangement would be required unless an exemption is available to the Trust.  Since the definition of "business combination" in MI 61-101 specifically excludes a "downstream transaction" and the provisions applying to "related party transactions" do not apply to "downstream transactions", the Trust is not required to obtain a formal valuation or minority approval of the Unitholders of the Arrangement pursuant to MI 61-101.  In addition, no "collateral benefit" (as such term is defined in MI 61-101) is being received by any related party to the Trust in connection with the Arrangement.

 Judicial Developments

The Plan of Arrangement will be implemented pursuant to Section 193 of the ABCA, which provides that where it is impractical for a corporation to effect an arrangement under any other provisions of the ABCA, a corporation may apply to the Court for an order approving the arrangement proposed by such corporation.  Pursuant to this section of the ABCA, such an application will be made by the Baytex Parties for approval of the Arrangement.  See "The Arrangement – Procedure for the Arrangement Becoming Effective – Court Approvals – Final Order" above.  Although there have been a number of judicial decisions considering this section and its application to various arrangements, there have not been, to the knowledge of the Trust, any recent significant decisions which would apply in this instance.  Unitholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement.

 United States

Status under U.S. securities laws

At the time of the Arrangement, each of the Trust and New Baytex will be a "foreign private issuer" as defined in Rule 3b-4 under the 1934 Act.  The Units are currently listed and posted for trading on the NYSE.  Baytex will apply to list the New Baytex Shares to be issued and made issuable pursuant to the Arrangement on the NYSE.

Exemption from the registration requirements of the 1933 Act

The New Baytex Shares to be issued under the Arrangement to Unitholders will not be registered under the 1933 Act. The New Baytex Shares will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act.  Section 3(a)(10) exempts securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear and receive timely notice thereof. The Court granted the Interim Order on October 26, 2010 and, subject to the approval of the Arrangement by Unitholders, a hearing on the Arrangement will be held on December 10, 2010 by the Court.  See "The Arrangement – Procedure for the Arrangement Becoming Effective – Court Approvals – Final Order" above.

Resales of New Baytex Shares within the United States after the completion of the Arrangement

Following the completion of the Arrangement, the New Baytex Shares issuable to Unitholders will be freely tradable in the United States under U.S. federal securities laws, except by persons who will be "affiliates" of New Baytex after the Arrangement.  Persons who may be deemed to be "affiliates" of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer.

Persons who are affiliates of New Baytex after the completion of the Arrangement may not sell the New Baytex Shares that they receive in connection with the Arrangement in the absence of registration under the 1933 Act, unless an exemption from registration is available, such as the exemptions contained in Rule 144 or Rule 904 of Regulation S under the 1933 Act.

Affiliates – Rule 144

In general, under Rule 144, persons who are affiliates of New Baytex after the Arrangement will be entitled to sell in the United States, during any three-month period, the New Baytex Shares that they receive in connection with the Arrangement, provided that the number of such securities sold does not exceed the greater of 1% of the then outstanding securities of such class or, if such securities are listed on a United States securities exchange and/or reported through the automated quotation system of a U.S. registered securities association, the average weekly trading volume of such securities during the four calendar week period preceding the date of sale, subject to specified restrictions on manner of sale, requirements, aggregation rules and the availability of current public information about New Baytex.  Persons who are affiliates of New Baytex after the Arrangement will continue to be subject to the resale restrictions described in this paragraph for so long as they continue to be affiliates of New Baytex.

Affiliates – Regulation S

In general, under Regulation S, persons who are affiliates of New Baytex solely by virtue of their status as an officer or director of New Baytex may sell their New Baytex Shares outside the United States in an "offshore transaction" if neither the seller, an affiliate nor any person acting on its behalf engages in "directed selling efforts" in the United States and provided that no selling commission, fee or other remuneration is paid in connection with such sale other than the usual and customary broker's commission that would be received by a person executing such transaction as agent. For purposes of Regulation S "directed selling efforts" means "any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered".  Also, under Regulation S, an "offshore transaction" includes an offer that is not made to a person in the United States where either: (i) at the time the buy order is originated, the buyer is outside the United States or the seller reasonably believes that the buyer is outside of the United States; or (ii) the transaction is executed in, on or through the facilities of a designated offshore securities market (which would include a sale through the TSX, if applicable).  Certain additional restrictions, set forth in Rule 903 of Regulation S, are applicable to sales outside the United States by a holder of New Baytex Shares who is an affiliate of New Baytex after the Arrangement other than by virtue of his or her status as an officer or director of New Baytex.

The foregoing discussion is only a general overview of certain requirements of United States securities laws applicable to the resale of New Baytex Shares received upon completion of the Arrangement.  All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.

 Experts

Certain legal matters relating to the Arrangement have been passed upon by Burnet, Duckworth & Palmer LLP on behalf of the Baytex Parties.  As at October 25, 2010, the partners and associates of Burnet, Duckworth & Palmer LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Units.  John Brussa, a partner of Burnet, Duckworth & Palmer LLP, is a director of Baytex and will, following the completion of the Arrangement, be a director of New Baytex.

As at October 25, 2010, the principals of Sproule do not hold any Units.

Deloitte & Touche LLP, the auditors of the Trust and New Baytex, are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants, Alberta.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP, counsel for the Trust, the following is a fair and adequate summary of the principal Canadian federal income tax consequences under the Tax Act generally applicable to a Unitholder in respect of the proposed Arrangement who holds Units as capital property, deals at arm's length with and is not affiliated with the Trust or Baytex, does not use or hold its Units in the course of carrying on a business, and did not acquire the Units in one or more transactions considered to be an adventure or concern in the nature of trade.  A Unitholder who is a Canadian resident and might not otherwise be considered to hold its Units as capital property may, in certain circumstances, be entitled to have them, and any other "Canadian security" (as defined in the Tax Act), treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.  A Unitholder contemplating making such an election should first consult its own tax advisor.  This summary is not applicable to a Unitholder:  (i) that is a "financial institution" within the meaning of the Tax Act; (ii) that is a "specified financial institution" within the meaning of the Tax Act; (iii) an interest in which is a "tax shelter investment" for purposes of the Tax Act; or (iv) to whom the "functional currency" (as defined in the Tax Act) reporting rules of the Tax Act apply.

This summary is based upon the provisions of the Tax Act, the current published administrative policies of the Canada Revenue Agency (the "CRA") in force as of the date hereof and specific proposals (the "Tax Proposals") to amend the Tax Act publicly announced by the Minister of Finance of Canada prior to the date hereof.  This summary is not exhaustive of all possible Canadian federal income tax consequences and except for the Tax Proposals does not take into account, or anticipate any changes in law, whether by legislative, regulatory, or judicial action or decision and does not take into account any provincial, territorial, or foreign tax consequences which may differ significantly from those discussed herein.

This summary is of a general nature only and should not be construed, nor is it intended to be, legal or tax advice, or representations to any particular Unitholder.  Accordingly, a Unitholder should consult with its own tax advisor for advice with respect to the tax consequences to it in its particular circumstances.

 Holders of Securities Resident in Canada

This portion of the summary is generally applicable to a Unitholder that is, at all relevant times and for the purposes of the Tax Act and any applicable income tax treaty, resident or deemed to be resident in Canada.

 Exchange of Units for New Baytex Shares

A holder who exchanges a Trust Unit for a New Baytex Share pursuant to the Arrangement will generally be deemed to have:  (i) disposed of the Trust Unit for proceeds of disposition equal to the "cost amount" (as defined in the Tax Act) of such Trust Unit to the holder immediately before the disposition; and (ii) acquired the New Baytex Share received on the exchange at a cost equal to the cost amount to the holder of the particular Trust Unit so exchanged.  As a result, such holders will generally not realize a capital gain or a capital loss on the exchange of their Units for New Baytex Shares. The cost of New Baytex Shares must generally be averaged with the adjusted cost base of all other New Baytex Shares held by the holder as capital property for the purposes of determining the adjusted cost base of each New Baytex Share held by such holder.

 Dissenting Unitholders

Pursuant to the Arrangement, a Unitholder who validly exercises a right of dissent will be deemed to have transferred such holder's Units to New Baytex and will be entitled to receive a cash payment equal to the fair value of such Units.  Such holder will realize a capital gain (or a capital loss) equal to the amount by which the cash payment received (other than interest awarded by a Court) exceeds (or is less than) the aggregate of the adjusted cost base of the Units immediately before the disposition and any reasonable costs associated with the disposition.  For a description of the tax treatment of capital gains and capital losses, see "Holders Resident in Canada - Taxation of Capital Gains and Capital Losses" below.  Interest awarded by a Court to a Dissenting Unitholder will be included in the Dissenting Unitholder's income for the purposes of the Tax Act and such inclusion will generally occur in the taxation year in which the interest award is made.  In addition, a Dissenting Unitholder that, throughout the relevant taxation year, is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay a refundable tax of 6⅔% on its "aggregate investment income" (as defined in the Tax Act), including interest income.

 Dividends on New Baytex Shares

Holders of New Baytex Shares will be required to include in computing their income for a taxation year any taxable dividends received or deemed to be received on such New Baytex Shares.

In the case of a holder that is an individual (other than certain trusts), taxable dividends on New Baytex Shares will be included in a holder's income for the purposes of the Tax Act and will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations.  Provided that appropriate designations are made by New Baytex at or prior to the time the dividend is paid, taxable dividends received from a taxable Canadian corporation which are designated by such corporation as "eligible dividends" will be subject to an enhanced gross-up and dividend tax regime in accordance with the rules of the Tax Act.

In the case of a holder of New Baytex Shares that is a corporation, taxable dividends received on the New Baytex Shares will be required to be included in computing the corporation's income for the taxation year in which such dividends are received and will generally be deductible in computing the corporation's taxable income.

A holder of New Baytex Shares that is a "private corporation" (as defined in the Tax Act) or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual or a related group of individuals may be liable under Part IV of the Tax Act to pay a refundable tax of 33⅓% on dividends received on the New Baytex Shares to the extent that such dividends are deductible in computing the holder's taxable income.  A holder of New Baytex Shares that, throughout the relevant taxation year, is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay a refundable tax of 6⅔% on its "aggregate investment income" (as defined in the Tax Act), including any dividends that are not deductible in computing taxable income.

 Dispositions of New Baytex Shares

A disposition or deemed disposition of a New Baytex Shares (other than in a tax deferred transaction or a disposition to New Baytex Shares that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in the open market), will generally result in the holder realizing a capital gain (or a capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of the New Baytex Shares immediately before the disposition.  For a description of the tax treatment of capital gains and capital losses, see "Holders Resident in Canada - Taxation of Capital Gains and Capital Losses" below.

 Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a "taxable capital gain") realized by a holder in a taxation year must be included in the holder's income for the year, and one-half of any capital loss (an "allowable capital loss") realized by a holder in a taxation year can only be deducted from taxable capital gains realized by the holder in that year (subject to and in accordance with rules contained in the Tax Act).  Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

A holder that, throughout the relevant taxation year, is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay a refundable tax of 6⅔% on its "aggregate investment income" (as defined in the Tax Act), including any taxable capital gains.

If the holder is a corporation, the amount of any capital loss otherwise realized on a disposition or deemed disposition of a share may be reduced by the amount of dividends received or deemed to have been received by it on such share (and in certain circumstances a share exchanged for such share) to the extent and under circumstances prescribed by the Tax Act.  Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns a share or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns any such share.  Holders to whom these rules may be relevant should consult their own tax advisors.

In the case of a holder that is an individual or in the case of certain trusts, taxable capital gains, if any, may increase such person's liability for minimum tax depending upon their particular circumstances.  Holders to whom the alternative minimum tax rules may be relevant should consult their own tax advisors.

 Non-Residents of Canada

This portion of the summary applies to a Unitholder who is a Non-Resident of Canada for the purposes of the Tax Act (a "Non-Resident"), does not use or hold, and is not deemed to use or hold Units or New Baytex Shares received upon the Arrangement in carrying on a business in Canada and is not an insurer who carries on an insurance business or is deemed to carry on an insurance business in Canada and elsewhere.  This summary further assumes that neither the holder's Units nor New Baytex Shares are "taxable Canadian Property" for the purposes of the Tax Act.

A Trust Unit of a mutual fund trust will generally not be considered to be taxable Canadian property to a Non-Resident holder at a particular time unless, at any time during the 60-month period immediately preceding the disposition of the Units:  (i) the Non-Resident holder, persons not dealing at arm's length with such Non-Resident holder or the Non-Resident holder together with all such persons, owned 25% or more of the issued Units; and (ii) more than 50% of the fair market value of the Units was derived, directly or indirectly, from one or any combination of real or immovable property situated in Canada, Canadian resource property, timber resource property, or any option in respect of, or interest in, such properties (all as may be defined in the Tax Act).  Based on representations of Baytex, in its capacity as administrator of the Trust as to certain factual matters, the Trust is currently a mutual fund trust for purposes of the Tax Act and is expected to continue to be a mutual fund trust at the time that the Units are exchanged pursuant to the Arrangement.

Provided the New Baytex Shares are listed on a "designated stock exchange" (as defined in the Tax Act, which includes the TSX) at the time of disposition, the New Baytex Shares will generally not constitute taxable Canadian property to a Non-Resident holder at such time unless, at any time during the 60-month period immediately preceding the disposition of the New Baytex Shares:  (i) the Non-Resident acquired the New Baytex Share in exchange for a Trust Unit which was taxable Canadian Property or the Non-Resident Holder; or (ii) persons not dealing at arm's length with such Non-Resident holder or the Non-Resident holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of Baytex; and more than 50% of the fair market value of the New Baytex Shares was derived, directly or indirectly, from one or any combination of real or immovable property situated in Canada, Canadian resource property, timber resource property, or any option in respect of, or interest in, such properties (all as may be defined in the Tax Act).

Non-Resident holders to whom Units or New Baytex Shares may constitute taxable Canadian property should consult their own tax advisors having regard to their particular circumstances.

Holders who are subject to tax, in jurisdictions other than Canada should consult their tax advisors with respect to tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions.

 Exchange of Units for New Baytex Shares

A Non-Resident Unitholder who exchanges a Trust Unit for a New Baytex Shares under the Arrangement will generally be deemed to have:  (i) disposed of the Trust Unit for proceeds of disposition equal to the "cost amount" (as defined in the Tax Act) of such Trust Unit to the holder immediately before the disposition; and (ii) acquired the New Baytex Share received on the exchange at a cost equal to the cost amount to the holder of the particular Trust Unit so exchanged.  As a result, such holder will generally not realize a capital gain or a capital loss on the exchange of their Units for New Baytex Shares.

Where the Units held by a Non-Resident are taxable Canadian property to the Non-Resident, the New Baytex Shares received pursuant to the Arrangement will generally be deemed to be taxable Canadian property to the Non-Resident.  This deeming rule will generally cease to apply 60 months following the disposition of the Units pursuant to the Arrangement.

 Dissenting Non-Resident Unitholders

Pursuant to the Arrangement, a Non-Resident Unitholder who validly exercises a right of dissent will be deemed to have transferred such holder's Units to New Baytex and will be entitled to receive a cash payment equal to the fair value of the holder's Units.  Such Unitholder will be considered to have disposed of such Units for proceeds of disposition equal to the amount of the payment (other than interest awarded by a Court) received by the Unitholder and will realize a capital gain (or a capital loss) equal to the amount by which such cash payment (less any deemed dividend and any amount that represents interest) exceeds (or is exceeded by) the adjusted cost base of such Units to the Unitholder.

A Non-Resident Unitholder who dissents will generally not be liable for tax under the Tax Act in respect of any capital gain realized on a disposition of such Units unless such Units are or are deemed to be "taxable Canadian property" to such Unitholder and the Unitholder is not entitled to relief under an applicable tax treaty between Canada and the Unitholder's country of residence.  An amount paid in respect of interest awarded by the Court to a dissenting Non-Resident Unitholder will generally not be subject to Canadian withholding tax.

 Dividends on New Baytex Shares

Dividends paid or deemed to be paid to a Non-Resident holder on New Baytex Shares will be subject to Canadian withholding tax at the rate of 25% unless the rate is reduced under the provisions of a tax treaty between Canada and the Non-Resident holder's jurisdiction of residence.  Where the Non-Resident Holder is a United States resident entitled to benefits under the Canada-United States Income Tax Convention, 1980 and is the beneficial owner of the dividends, the rate of Canadian withholding tax applicable to dividends is generally reduced to 15% and may be reduced to 0% for certain tax exempt entities.

 Dispositions of New Baytex Shares

A Non-Resident holder will generally not be liable to Canadian income tax on a disposition or deemed disposition of New Baytex Shares unless the New Baytex Shares are, or are deemed to be, "taxable Canadian property" to the Non-Resident holder at the time of disposition and the Non-Resident holder is not entitled to relief under an applicable tax treaty between Canada and the country in which the Non-Resident holder is resident.

 Eligibility for Investment

Subject to the provisions of a particular plan, provided the New Baytex Shares are listed on a designated stock exchange (which includes the TSX) at the time of acquisition, or New Baytex Shares continues to qualify as a "public corporation" for the purposes of the Tax Act, New Baytex Shares will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered disability savings plans, registered education savings plans and tax-free savings accounts.

However, the holder of a tax-free savings account that governs a trust which holds New Baytex Shares will be subject to a penalty tax if the holder does not deal at arm's length with New Baytex Shares for the purposes of the Tax Act or the Holder has a significant interest (within the meaning of the Tax Act) in New Baytex Shares or a corporation, partnership or trust with which New Baytex Shares does not deal at arm's length for the purposes of the Tax Act.  Persons who intend to hold New Baytex Shares in their tax-free savings accounts should consult their own tax advisors regarding their particular circumstances.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain United States federal income tax consequences to United States Holders (as defined below) of the Arrangement and the ownership and disposition of New Baytex Shares received pursuant to the Arrangement.  This discussion is based on the United States Internal Revenue Code of 1986, as amended (the "Code"), administrative pronouncements, judicial decisions, existing and proposed Treasury Regulations, the Income Tax Convention between the United States and Canada (the "Tax Convention") and interpretations of the foregoing, all as of the date hereof. All of the foregoing authorities are subject to change (possibly with retroactive effect), and any such change may result in United States federal income tax consequences to a United States Holder that are materially different from those described below.  No rulings from the United States Internal Revenue Service (the "IRS") have been or will be sought with respect to the matters described below, and consequently, the IRS may not take a similar view of the consequences described below.

The following discussion does not purport to be a full description of all United States federal income tax considerations that may be relevant to a United States Holder in light of such holder's particular circumstances and only addresses holders that hold Units (and, following the completion of the Arrangement, holders that will hold New Baytex Shares) as capital assets within the meaning of Section 1221 of the Code.  Furthermore, this discussion does not address the United States federal income tax considerations applicable to holders subject to special rules, such as: (i) certain financial institutions, real estate investment trusts, regulated investment companies or insurance companies; (ii) tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax-deferred accounts; (iii) traders in securities that elect to use a mark-to-market method of accounting; (iv) dealers in securities or currencies; (v) persons that own Units (or, following the completion of the Arrangement, persons that will own New Baytex Shares) as part of a straddle, hedge, constructive sale, conversion transaction or other integrated investment; (vi) persons that acquired their Units in connection with the exercise of employee stock options or otherwise as compensation for services; (vii) persons that own directly, indirectly or constructively 5% or more, by voting power or value, of the outstanding equity interests of the Trust (or, following the completion of the Arrangement, persons that will own directly, indirectly or constructively 5% or more, by voting power or value, of the outstanding equity interests of New Baytex); (viii) persons whose "functional currency" is not the United States dollar; (ix) United States expatriates; and (x) persons that are not United States Holders.  In addition, this discussion does not address any United States federal alternative minimum tax, United States federal estate, gift or other non-income tax, or any state, local or non-United States tax consequences of the Arrangement and the ownership and disposition of New Baytex Shares received pursuant to the Arrangement.

As used herein, the term "United States Holder" means a beneficial owner of a Unit (or, following the completion of the Arrangement, a beneficial owner of New Baytex Shares) that is: (i) a citizen or individual resident of the United States as determined for United States federal income tax purposes; (ii) a corporation or other entity taxable as a corporation organized in or under the laws of the United States or any political subdivision thereof; (iii) an estate the income of which is subject to United States federal income taxation without regard to the source; or (iv) a trust if a United States court has primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust, or if the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

If a pass-through entity, including a partnership or other entity classified as a partnership for United States federal income tax purposes, is a beneficial owner of Units (or, following the completion of the Arrangement, a beneficial owner of New Baytex Shares), the United States federal income tax treatment of an owner or partner generally will depend upon the status of such owner or partner and upon the activities of the pass-through entity. Any owner or partner of a pass-through entity holding Units or New Baytex Shares is urged to consult its own tax advisor.

IRS Circular 230 disclosure: To ensure compliance with requirements imposed by the IRS you are hereby notified that: (a) any discussion of United States federal tax issues in this document is not intended or written by the Trust to be relied upon and cannot be relied upon by you for the purpose of avoiding penalties that may be imposed on you under the Internal Revenue Code; (b) such discussion is written in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) you should seek advice based on your particular circumstances from an independent tax advisor.

 Arrangement

 General

Subject to the passive foreign investment company ("PFIC") rules discussed below, a United States Holder generally should not recognize a gain or loss upon the exchange of its Units for New Baytex Shares pursuant to the Arrangement.  This conclusion is based in part on treating the various transactions that constitute the Arrangement as an integrated transaction for United States federal income tax purposes.  If the Arrangement does not result in the recognition of a gain or loss, a United States Holder's tax basis in New Baytex Shares received pursuant to the Arrangement generally will equal the United States Holder's adjusted tax basis in its Units exchanged therefor, and the United States Holder's holding period with respect to such New Baytex Shares generally will include the United States Holder's holding period with respect to the Units exchanged therefor pursuant to the Arrangement.

 Consequences to a Dissenting U.S. Unitholder

A United States Holder that validly exercises the rights of dissent provided to it under the Interim Order and whose dissent rights remain valid immediately before the Effective Time generally will recognize gain or loss in an amount equal to the difference, if any, between: (i) the amount of U.S. dollars or the fair market value of Canadian currency plus the fair market value of any property received; and (ii) such United States Holder's tax basis in the Units surrendered.  Such gain or loss generally will be a capital gain or loss, which will be long-term capital gain or loss if such Units were held for more than one year.  Preferential tax rates apply to long-term capital gains of a United States Holder that is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains of a United States Holder that is a corporation.  Deductions for capital losses are subject to complex limitations under the Code.

 PFIC Rules

The foregoing discussion assumes that the Trust was not a PFIC for any taxable year during which a United States Holder held Units, including the current year.   If the Trust were classified as a PFIC, the United States federal income tax consequences of the Arrangement to a United States Holder could be materially different from those described above.  A non-United States entity treated as a corporation for United States federal income tax purposes will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to the applicable "look through" rules, either (i) at least 75% of its gross income is "passive" income, or (ii) at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income. The Trust believes that it has never been a PFIC and does not expect New Baytex to be a PFIC in 2011.

Each United States Holder should consult its own tax advisor regarding the United States federal tax considerations that would be applicable to it if the Trust were classified as a PFIC for any taxable year during which the United States Holder held Units.

 Ownership and Disposition of New Baytex Shares

 Dividends

Subject to the discussion below under "PFIC Status of New Baytex", the gross amount of any distribution of cash or property (other than in liquidation) made to a United States Holder with respect to New Baytex Shares (inclusive of any Canadian withholding tax with respect thereto) generally will be includible in gross income by a United States Holder as dividend income to the extent such distribution is paid out of the current or accumulated earnings and profits of New Baytex as determined under United States federal income tax principles.  Dividends will not be eligible for the dividends received deduction generally allowed to a United States corporation on dividends received from a domestic corporation.  A distribution in excess of New Baytex's current and accumulated earnings and profits will first be treated as a tax-free return of capital to the extent of a United States Holder's adjusted tax basis in its New Baytex Shares and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain or decreasing the amount of loss recognized on a subsequent disposition of New Baytex Shares).  To the extent that such distribution exceeds the United States Holder's adjusted tax basis, the distribution will be treated as capital gain, which will be treated as a long-term capital gain if such United States Holder's holding period in its New Baytex Shares exceeds one year as of the date of the distribution and otherwise will be short-term capital gain.

If New Baytex is eligible for benefits under the Tax Convention (as is expected), under current laws dividends received by non-corporate United States Holders, including individuals, will be "qualified dividend income" to such United States Holders so that, if certain holding period and other requirements (including a requirement that New Baytex is not a PFIC in the year of the dividend or the preceding year) are met, such dividends would be eligible for reduced rates of taxation. The reduced rates of taxation on qualified dividend income are scheduled to expire at the end of 2010. New Baytex is unable to predict whether such rates will be re-enacted in the future.

 Sale, Exchange or Other Taxable Disposition of New Baytex Shares

Subject to the discussion below under "PFIC Status of New Baytex", for United States federal income tax purposes, a United States Holder will generally recognize gain or loss on the sale, exchange or other taxable disposition of any of its New Baytex Shares in an amount equal to the difference between: (i) the United States dollar value of the amount realized for New Baytex Shares; and (ii) the United States Holder's adjusted tax basis (determined in United States dollars) in New Baytex Shares.  Such gain or loss will be a capital gain or loss and will be long-term capital gain if the United States Holder's holding period in the New Baytex Shares sold exceeds one year. Long-term capital gains of non-corporate taxpayers, including individuals, are eligible for taxation at reduced rates. The deductibility of capital losses is subject to limitations.  Any gain or loss recognized by a United States Holder will generally be treated as United States source gain or loss for foreign tax credit limitation purposes.

 PFIC Status of New Baytex

As discussed above under "Arrangement – PFIC Rules", the Trust believes, based on its current operations, that New Baytex will not be a PFIC.    However, PFIC status is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question and is determined annually.  If New Baytex were classified as a PFIC for any year during which a United States Holder owns New Baytex Shares received in exchange for such United States Holder's Units (regardless of whether New Baytex continues to be a PFIC), the United States Holder would be subject to special adverse rules, including taxation at maximum ordinary income rates plus an interest charge on both gains on sale and certain dividends, unless the United States Holder makes an election to be taxed under an alternative regime.  In addition, any dividends would not be qualified dividends, and would not be eligible for the reduced rate that currently applies to certain dividends received by United States Holders that are not corporations.

Certain elections may be available to a United States Holder if New Baytex were classified as a PFIC. New Baytex will provide United States Holders with information concerning the potential availability of such elections if New Baytex determines that it is or will become a PFIC.

 Other Considerations

 Foreign Tax Credit

Any tax withheld by Canadian taxing authorities with respect to distributions on, or proceeds from disposition of, New Baytex Shares may, subject to a number of complex limitations, be claimed as a foreign tax credit against a United States Holder's United States federal income tax liability or may be claimed as a deduction for United States federal income tax purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income.  For this purpose, dividends distributed with respect to New Baytex Shares will be foreign-source income and will be "passive category income" or "general category income" for purposes of computing the foreign tax credit allowable to a United States Holder, and gain recognized on the sale of New Baytex Shares will generally be treated as United States source for such purposes.  Because of the complexity of those limitations, each United States Holder should consult its own tax advisor with respect to the amount of foreign taxes that may be claimed as a credit.

 The Receipt of Canadian Currency

Taxable dividends with respect to New Baytex Shares that are paid in Canadian dollars will be included in the gross income of a United States Holder as translated into United States dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the dividend, regardless of whether the Canadian dollars are converted into United States dollars at that time.  If the Canadian dollars received are not converted into United States dollars on the date of receipt, a United States Holder will have a basis in the Canadian dollars equal to its United States dollar value on the date of receipt. Any United States Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that will be treated as ordinary income or loss, and generally will be United States source income or loss for foreign tax credit purposes.

In the case of a cash-basis United States Holder that receives Canadian currency on the sale, exchange or other taxable disposition of New Baytex Shares, the amount realized will be based on the United States dollar value of the Canadian currency received on the settlement date of the disposition.  An accrual-basis United States Holder may elect the same treatment required of a cash-basis taxpayer, provided that such election is applied consistently from year to year.  This election may not be changed without the consent of the IRS.  If an accrual basis United States Holder does not elect to be treated as a cash-basis taxpayer for this purpose, such United States Holder may have a foreign currency gain or loss (in addition to any gain or loss realized on the disposition of its New Baytex Shares) for United States federal income tax purposes because of any difference between the United States dollar value of the currency received prevailing on the date of the disposition and the date of payment (i.e., the settlement date).  If the Canadian dollars received are not converted into United States dollars on the date of receipt, a United States Holder will have an initial tax basis in the Canadian dollars equal to their United States dollar value on the date of receipt. Any United States Holder that receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss.  Any foreign currency gain or loss realized will be treated as ordinary income or loss and generally will be United States source income or loss for foreign tax credit purposes.  If Canadian currency is converted into United States dollars on the date received by the United States Holder, a cash-basis or electing accrual United States Holder should not recognize any gain or loss on such conversion.

United States Holders are urged to consult their own tax advisors concerning the United States tax consequences of acquiring, holding and disposing of Canadian dollars.

 Information Reporting and Backup Withholding

Under some circumstances, a United States Holder may be subject to United States information reporting and backup withholding tax on dividends paid on New Baytex Shares or from the disposition of New Baytex Shares.  Information reporting and backup withholding will not apply, however, to a United States Holder that is a corporation or is otherwise exempt from information reporting and backup withholding and, when required, demonstrates this fact.  Backup withholding also will not apply to a United States Holder that furnishes a correct taxpayer identification number and certifies on a Form W-9 or successor form, under penalty of perjury, that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules.  A United States Holder that fails to provide the correct taxpayer identification number on Form W-9 or successor form may be subject to penalties imposed by the IRS.  Backup withholding, currently at a 28% rate, is not an additional tax, and any amount withheld under these rules will be allowed as a refund or credit against a United States Holder's United States federal income tax liability if the required information is timely furnished to the IRS.

 Recently Enacted Legislation

Newly enacted legislation requires certain United States Holders that are individuals, estates or trusts to pay up to an additional 3.8% tax on, among other things, dividends and capital gains for taxable years beginning after December 31, 2012.  In addition, for taxable years beginning after March 18, 2010, new legislation requires certain United States Holders who are individuals that hold certain foreign financial assets (which may include the New Baytex Shares) to report information relating to such assets, subject to certain exceptions.

United States Holders are urged to consult their own tax advisors regarding the possible implications of the recently enacted legislation described above.

OTHER TAX CONSIDERATIONS

This Information Circular does not address any tax considerations of the Arrangement other than certain Canadian and United States federal income tax considerations.  Unitholders who are resident in jurisdictions other than Canada or the United States should consult their own tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions and with respect to the tax implications in such jurisdictions of owning New Baytex Shares after the Arrangement.  Unitholders should also consult their own tax advisors regarding provincial, state or territorial tax considerations of the Arrangement or of holding New Baytex Shares.

INFORMATION CONCERNING THE BAYTEX PARTIES

 The Trust

 General

The Trust is an open-ended investment trust created on July 24, 2003 under the laws of the Province of Alberta pursuant to the Trust Indenture.  The Trustee has been appointed as trustee under the Trust Indenture.  The Unitholders are the beneficiaries of the Trust.  The Unitholders receive a monthly cash distribution that is derived from the producing oil and gas assets owned by the Trust's subsidiaries.

 Inter-Corporate Relationships

The following table provides the name, the percentage of voting securities owned by the Trust and the jurisdiction of incorporation, continuance, formation or organization of its subsidiaries either, direct and indirect, as at the date hereof.

	Percentage of voting securities (directly or indirectly)	Jurisdiction of Incorporation/Formation
Baytex Energy Ltd.	100%	Alberta
Baytex Energy Partnership	100%	Alberta
Baytex Oil & Gas Ltd.	100%	Alberta
Baytex Energy USA Ltd.	100%	Colorado

Business of the Trust

The principal undertaking of the Trust is to issue Units, and other securities and to acquire and hold securities of subsidiaries, trust and partnerships, net profits interests, royalties, notes and other interests. The Trust's operating subsidiaries carry on the business of acquiring, developing, exploiting and holding interests in petroleum and natural gas properties and assets related thereto in Canada (primarily in the provinces of British Columbia, Alberta and Saskatchewan) and in the United States (primarily in the states of North Dakota and Wyoming). Cash flow from the business carried on by these subsidiaries is flowed to the Trust by way of interest and principal repayments on debt owing and royalties.

See "Baytex Energy Trust", "General Development of the Business" and "Description of Our Business and Operations" in the Trust AIF, which is incorporated by reference herein.

 Baytex

Baytex is a corporation amalgamated under the laws of the Province of Alberta that carries on the business of oil and natural gas exploration, development, acquisition and production in Western Canada.  Baytex is the administrator of the Trust and is a wholly-owned subsidiary of the Trust.

 Other Baytex Parties

New Baytex was incorporated on October 22, 2010 pursuant to the provisions of the ABCA, as a wholly-owned subsidiary of Baytex, for the sole purpose of participating in the Arrangement and has not carried on any business or conducted any operations to date other than entering into the Arrangement Agreement. See "Information Concerning New Baytex" and "Appendix D - Information Concerning New Baytex" for a more detailed description of New Baytex both before and after giving effect to the Arrangement.

Baytex ExchangeCo is a corporation formed pursuant to the provisions of the ABCA, as a wholly-owned subsidiary of the Trust.  Baytex ExchangeCo is not actively carrying on business.

The head office of each of the Baytex Parties is located at Suite 2800, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3 and the registered office of Baytex, Baytex ExchangeCo and New Baytex is located at Suite 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

 Ongoing Acquisition, Disposition, Farm-Out and Financing Activities

 Potential Acquisitions

The Trust continues to evaluate potential acquisitions of all types of petroleum and natural gas and other energy-related assets as part of its on-going asset portfolio management program. The Trust is normally in the process of evaluating several potential acquisitions at any one time which individually or in the aggregate could be material. As of the date hereof, the Trust has not reached agreement on the price or terms of any potential material acquisitions. The Trust cannot predict whether any current or future opportunities will result in one or more acquisitions for the Trust.

 Potential Dispositions and Farm-Outs

The Trust continues to evaluate potential dispositions of its petroleum and natural gas assets as part of its on-going portfolio asset management program. In addition, the Trust continues to evaluate potential farm-out opportunities with other industry participants in respect of its petroleum and natural gas assets in circumstances where the Trust believes it is prudent to do so based on, among other things, its capital program, development plan timelines and the risk profile of such assets. The Trust is normally in the process of evaluating several potential dispositions of its assets and farm-out opportunities at any one time, which individually or in the aggregate could be material. As of the date hereof, the Trust has not reached agreement on the price or terms of any potential material dispositions or farm-outs. The Trust cannot predict whether any current or future opportunities will result in one or more dispositions or farm-outs for the Trust.

 Significant Acquisitions

The Trust has not completed an acquisition during its most recently completed financial year and up to the date of this document that is a significant acquisition for the purposes of Part 8 of National Instrument 51-102. In addition, there are no proposed acquisitions that have progressed to a state where a reasonable person would believe that the likelihood of the acquisition being completed is high and that would be a significant acquisition for the purposes of Part 8 of National Instrument 51-102 if completed as of the date of this Information Circular.

 Documents Incorporated by Reference

Information in respect of the Trust and its subsidiaries has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in Canada.  Copies of the documents incorporated herein by reference may be obtained on request, without charge, from the Corporate Secretary of Baytex, at Suite 2800, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3.  In addition, copies of the documents incorporated herein by reference may be obtained from the securities commissions or similar authorities in Canada through the SEDAR website at www.sedar.com and in the United States through the EDGAR website at www.sec.gov.  Financial information respecting the Trust is provided in the Trust's financial statements and management's discussion and analysis, which are incorporated herein by reference.

The following documents of the Trust, filed with the various securities commissions or similar authorities in the jurisdictions where the Trust is a reporting issuer, are specifically incorporated by reference into and form an integral part of this Information Circular:

(a)	the Trust AIF;

(b)
the audited comparative consolidated financial statements of the Trust and notes thereto as at and for the fiscal years ended December 31, 2009 and 2008, respectively, together with the report of the auditors thereon;

(c)	the management's discussion and analysis of the financial condition and results of operations of the Trust for the year ended December 31, 2009;

(d)	the unaudited interim consolidated financial statements of the Trust and notes thereto as at and for the three and six month periods ended June 30, 2010;

(e)	the management's discussion and analysis of the financial condition and results of operations of the Trust for the three and six month periods ended June 30, 2010; and

(f)	the Trust AGM Circular.

Any documents of the type described in Section 11.1 of Form 44-101F1 – Short Form Prospectus, filed by the Trust with the securities commissions or similar authorities in the provinces of Canada subsequent to the day of this Information Circular and prior to the Effective Date shall be deemed to be incorporated by reference in this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.  Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

 Price Range and Trading Volume of Securities

Trust Units

The Units are listed and traded on the TSX under the symbol BTE.UN and on the NYSE under the symbol BTE.  The following sets forth trading information for the Units since its inception in 2003.

	Toronto Stock Exchange			New York Stock Exchange
	Price Range			Price Range
	High ($)	Low ($)	Volume Traded	High ($US)	Low ($US)	Volume Traded

2010
January	32.02	29.64	6,047,742	31.07	28.49	1,204,090
February	33.74	29.50	5,564,579	32.19	27.56	1,524,980
March	36.80	33.36	10,835,877	36.07	32.13	1,722,818
April	36.31	32.65	7,627,149	36.23	32.05	1,606,149
May	34.67	27.72	11,288,447	34.24	25.64	3,377,651
June	35.07	30.73	9,525,705	34.57	29.15	2,308,171
July	35.12	31.27	6,254,320	34.08	28.92	1,600,207
August	35.49	32.61	8,451,254	33.84	31.17	1,449,539
September	37.86	33.94	7,211,148	36.90	32.62	1,463,922
October (1-25)	38.71	37.12	7,385,335	38.50	35.96	1,857,914

On October 25, 2010, the last trading day prior to the date of this Information Circular, the closing price of the Units was $38.31 on the TSX and US$37.55 on the NYSE (as reported by such stock exchanges).

 Convertible Debentures

The Convertible Debentures are listed and traded on the TSX under the symbol "BTE.DB".  The following table sets forth certain trading information for the Convertible Debentures in 2010 as reported by the TSX.

	Price Range
	High ($)	Low ($)	Volume Traded

2010
January	215.00	193.54	341.2
February	225.00	207.70	231.3
March	245.82	228.00	283.0
April	244.00	226.89	349.0
May	233.71	221.00	99.0
June	236.89	214.00	107.0
July	235.30	224.12	87.0
August	240.00	225.79	248.0
September	254.75	230.99	98.0
October (1-25)	260.00	256.20	16.0

On October 18, 2010, being the last day on which the Convertible Debentures traded prior to the date of this Information Circular, the closing price of the Convertible Debentures was $257.02 on the TSX (as reported by the TSX).

 Prior Sales

The Trust has not sold or issued any Units or securities convertible into Units during the period from November 16, 2009 to October 15, 2010, inclusive, except as set forth below:

(a)	the Trust issued 1,506,018 Units pursuant to the DRIP at a weighted average issue price of approximately $30.99 per Unit for aggregate consideration of approximately $46.7 million;

(b)
the Trust issued 2,535,763 Units on exercise of Incentive Rights granted pursuant to the Incentive Plan at a weighted average issue price of approximately $11.69 per Unit for aggregate consideration of approximately $29.7 million;

(c)	the Trust issued 233,263 Units on conversion of Convertible Debentures at an issue price of $14.75 per Unit for aggregate consideration of approximately $3.4 million;

(d)	the Trust granted 1,371,375 Incentive Rights exercisable to acquire an equal number of Units pursuant to the Incentive Plan at a weighted average exercise price of $28.22 per Unit.

 Distributions to Unitholders

The following table summarizes the cash distributions per Unit that the Trust has paid since its inception in September 2003:

Month (1)	2010	2009	2008	2007	2006	2005	2004	2003
January	$0.18	$0.18	$0.18	$0.18	$0.18	$0.15	$0.15	-
February	0.18	0.12	0.18	0.18	0.18	0.15	0.15	-
March	0.18	0.12	0.20	0.18	0.18	0.15	0.15	-
April	0.18	0.12	0.20	0.18	0.18	0.15	0.15	-
May	0.18	0.12	0.20	0.18	0.18	0.15	0.15	-
June	0.18	0.12	0.25	0.18	0.18	0.15	0.15	-
July	0.18	0.12	0.25	0.18	0.18	0.15	0.15	-
August	0.18	0.12	0.25	0.18	0.18	0.15	0.15	-
September	0.18	0.12	0.25	0.18	0.18	0.15	0.15	$0.15
October(2)		0.12	0.25	0.18	0.18	0.15	0.15	0.15
November		0.12	0.25	0.18	0.18	0.15	0.15	0.15
December		0.18	0.18	0.18	0.18	0.15	0.15	0.15
Total		$1.56	$2.64	$2.16	$2.16	$1.80	$1.80	$0.60

 Notes:

(1)	Cash distributions are made on or about the 15th day following the end of each calendar month to the Unitholders of record on or about the last business day of each such calendar month.
(2)	On October 14, 2010, the Trust declared a cash distribution of $0.18 per Unit which is payable on November 15, 2010 to Unitholders of record on October 29, 2010.

Cash distributions on the Trust Units are paid at the discretion of the Board of Directors and can fluctuate depending on the level of funds from operations. Historical cash distributions may not be reflective of future cash distributions, which will be subject to review by the Board of Directors taking into account our prevailing financial circumstances at the relevant time.  See "Additional Information Respecting Baytex Energy Trust – Trust Indenture – Cash Distributions" and "Risk Factors" in the Trust AIF.

 Legal Proceedings and Regulatory Actions

There are no legal proceedings that the Trust is or was a party to, or that any of the Trust's property is or was the subject of, during the most recently completed financial year and the current financial year, that were or are material to the Trust, and there are no such material legal proceedings that the Trust knows to be contemplated.  For the purposes of the foregoing, a legal proceeding is not considered to be "material" by the Trust if it involves a claim for damages and the amount involved, exclusive of interest and costs, does not exceed 10 percent of the Trust's current assets, provided that if any proceeding presents in large degree the same legal and factual issues as other proceedings pending or known to be contemplated, the Trust has included the amount involved in the other proceedings in computing the percentage.

There were no: (i) penalties or sanctions imposed against the Trust by a court relating to securities legislation or by a security regulatory authority during our most recently completed financial year or during the current financial year; (ii) other penalties or sanctions imposed by a court or regulatory body against the Trust that would likely be considered important to a reasonable investor in making an investment decision; or (iii) settlement agreements the Trust entered into before a court relating to securities legislation or with a securities regulatory authority during the Trust's most recently completed financial year or during the current financial year.

 Auditors, Transfer Agents and Registrars

Deloitte & Touche LLP, the auditors of the Trust and New Baytex, are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants, Alberta.

The transfer agent and registrar for the Units in Canada is Valiant Trust Company at its principal offices in Calgary, Alberta and Toronto, Ontario.  The transfer agent and registrar for the Units in the United States is Registrar and Transfer Company at its principal office in Cranford, New Jersey.

The transfer agent and registrar for the Convertible Debentures is Valiant Trust Company at its principal offices in Calgary, Alberta and Toronto, Ontario.

INFORMATION CONCERNING NEW BAYTEX

New Baytex was incorporated on October 22, 2010 pursuant to the provisions of the ABCA, as a wholly-owned subsidiary of Baytex, for the sole purpose of participating in the Arrangement and has not carried on any business or conducted any operations to date other than entering into the Arrangement Agreement.

The Arrangement will result in the reorganization of the Trust into New Baytex, which will be a public oil and natural gas exploration, exploitation, development, acquisition and production company operating under the name "Baytex Energy Corp." and which, together with its subsidiaries, will carry on the business presently carried on by the Trust through its subsidiaries.

New Baytex will retain the current management team and personnel from Baytex and will continue to be led by Raymond T. Chan as Executive Chairman and Anthony W. Marino as President and Chief Executive Officer.  The current members of the board of directors of Baytex will form the board of directors of New Baytex.

The head office of New Baytex following the completion of the Arrangement will be located at Suite 2800, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3. The registered office of New Baytex is (and will be following the completion of the Arrangement) located at Suite 1400, 350 – 7th Avenue S.W., Calgary, Alberta,  T2P 3N9.

New Baytex will become a reporting issuer in all provinces of Canada and will become subject to the informational reporting requirements under the securities laws of such jurisdictions as a result of the Arrangement.

Reference is made to "Appendix D - Information Concerning New Baytex" for a more detailed description of New Baytex.

RISK FACTORS

Other than risk factors relating to the structure of the Trust, risk factors relating to the Trust and its subsidiaries will generally continue to apply to New Baytex after the Effective Date and will not be affected by the Arrangement. The risks associated with the Trust and its subsidiaries are described in the Trust AIF under the heading "Risk Factors" which are incorporated by reference into this Information Circular.

There are a number of additional risk factors relating to the Arrangement that prospective investors should carefully consider. These risk factors are described below.

 Required Judicial and Regulatory Approvals

Completion of the steps contemplated by the Arrangement Agreement and the Plan of Arrangement requires that the Trust obtain judicial and regulatory approvals. Such approvals include, without limitation, issuance of the Final Order and conditional approval of the TSX and the NYSE for the listing of the New Baytex Shares. Failure to obtain the Final Order, TSX approvals, NYSE approval or other regulatory approvals on terms acceptable to the Board could result in a decision to not proceed with the Arrangement. If any of the required approvals cannot be obtained on terms satisfactory to the Board, or at all, the Arrangement Agreement (including the Plan of Arrangement) may have to be amended in order to mitigate the negative consequence of the failure to obtain any such approval. In the event that the Arrangement Agreement or Plan of Arrangement cannot be amended so as to mitigate the negative consequences of the failure to obtain a required approval or consent, the Arrangement may not proceed. If the Arrangement is not completed, the market price of the Units may be adversely affected.  See "The Arrangement - Arrangement Agreement".

 Failure to Realize Anticipated Benefits of the Arrangement

While the Trust believes that completing the Arrangement will allow it to achieve the benefits described in this Information Circular (see "Background to and Reasons for the Arrangement - Benefits of the Arrangement"), there is no guarantee that the Trust will realize any of the benefits, whether as described herein or at all.

There are a number of additional risk factors relating to the activities of New Baytex and the ownership of New Baytex Shares following the Effective Date which prospective investors should carefully consider. These risk factors are set forth in "Appendix D – Information Concerning New Baytex – Risk Factors".

Unitholders should carefully review and consider all risk factors, as well as the other information contained in the documents forming the Trust's public disclosure record, before making an investment decision.  Unitholders are encouraged to obtain independent legal, tax and investment advice in their jurisdiction of residence with respect to this Information Circular, the consequences of the Arrangement and the holding of Units and New Baytex Shares.

OTHER MATTERS TO BE CONSIDERED AT THE MEETING

 Approval of the Share Award Incentive Plan

At the Meeting, Unitholders will be asked to consider and, if deemed advisable, approve the adoption of the Share Award Incentive Plan which will authorize the Board of Directors of New Baytex to grant Restricted Awards and Performance Awards to persons who are directors, officers, employees or consultants of New Baytex and its affiliates ("Service Providers").  A copy of the Share Award Incentive Plan is set out in Appendix E to this Information Circular.

In the event that the Arrangement is not approved by the Unitholders at the Meeting, the Trust will consider the provision of comparable compensation to its Service Providers in the form of cash or by other appropriate arrangements (which may include the resumption of grants under the Incentive Plan).

In the event that the Arrangement is approved and the Share Award Incentive Plan is not approved by Unitholders at the Meeting, New Baytex will consider the provision of comparable compensation to its Service Providers in the form of cash or by other appropriate arrangements (which may include the resumption of grants under the Transition Incentive Plan).

The following disclosure assumes that the Arrangement is completed and the Share Award Incentive Plan is approved by the Unitholders at the Meeting.  Capitalized terms used but not defined in the following disclosure shall have the meanings ascribed thereto in the Share Award Incentive Plan, a copy of which is set out in Appendix E to this Information Circular.

 Purpose of the Share Award Incentive Plan

The principal purposes of the Share Award Incentive Plan are: (i) to retain and attract qualified Service Providers that New Baytex and its affiliates require; (ii) to promote a proprietary interest in New Baytex by such Service Providers and to encourage such persons to remain in the employ or service of New Baytex and its affiliates and put forth maximum efforts for the success of the business of New Baytex and its affiliates; and (iii) to focus management of New Baytex and its affiliates on operating and financial performance and long-term total shareholder return.

Incentive-based compensation such as the Share Award Incentive Plan is an integral component of compensation for Service Providers.  The attraction and retention of qualified Service Providers has been identified as one of the key risks to New Baytex's long-term strategic growth plan. The Share Award Incentive Plan is intended to maintain New Baytex's competitiveness within the North American oil and gas industry to facilitate the achievement of its long-term goals.  In addition, this incentive-based compensation is intended to reward Service Providers for meeting certain pre-defined operational and financial goals which have been identified for increasing long-term total shareholder return.

 Overview

The Board of Directors of New Baytex has delegated the authority to administer the Share Award Incentive Plan to the Compensation Committee of the Board of Directors of New Baytex (the "Compensation Committee").

Under the terms of the Share Award Incentive Plan, any Service Provider may be granted Restricted Awards or Performance Awards.  In determining the Service Providers to whom Share Awards may be granted ("Grantees"), the number of Common Shares to be covered by each Share Award and the allocation of the Share Award between Restricted Awards and Performance Awards, the Compensation Committee may take into account such factors as it shall determine in its sole discretion, including any one or more of the following factors:

(a)	compensation data for comparable benchmark positions among the Peer Comparison Group;

(b)	the duties, responsibilities, position and seniority of the Grantee;

(c)
the Corporate Performance Measures for the applicable period compared with internally established performance measures approved by the Compensation Committee and/or similar performance measures of members of the Peer Comparison Group for such period;

(d)	the individual contributions and potential contributions of the Grantee to the success of New Baytex;

(e)	any bonus payments paid or to be paid to the Grantee in respect of his or her individual contributions and potential contributions to the success of New Baytex;

(f)	the Fair Market Value or current market price of the Common Shares at the time of such Share Award; and

(g)	such other factors as the Compensation Committee shall deem relevant in its sole discretion in connection with accomplishing the purposes of the Share Award Incentive Plan.

 Restricted Awards

Each Restricted Award will entitle the holder to be issued the number of Common Shares designated in the Restricted Award with such Common Shares to be issued as to one-third on each of the first, second and third anniversary dates of the date of grant (or such earlier or later dates as may be determined by the Compensation Committee).

 Performance Awards

Each Performance Award will entitle the holder to be issued as to one-third on each of the first, second and third anniversary dates of the date of grant (or such earlier or later dates as may be determined by the Compensation Committee) the number of Common Shares designated in the Performance Award multiplied by a Payout Multiplier.

The Payout Multiplier is determined by the Compensation Committee based on an assessment of the achievement of the pre-defined Corporate Performance Measures in respect of the applicable period.  Corporate Performance Measures may include: relative total shareholder return; recycle ratio; activities related to the growth of New Baytex; average production volumes; unit costs of production; total proved reserves; health, safety and environmental performance; the execution of New Baytex's strategic plan and such additional measures as the Compensation Committee shall consider appropriate in the circumstances.  The Payout Multiplier for a particular period can be one of 0x (for fourth quartile ranking), 1x (for third quartile ranking), 1.5x (for second quartile ranking) or 2x (for first quartile ranking).  For those Performance Awards where the Issue Date is the second or third anniversary of the grant date, the Payout Multiplier will be the arithmetic average of the Payout Multiplier for each of the two or three preceding fiscal years, respectively.

 Dividend Equivalents

The Share Award Incentive Plan provides for cumulative adjustments to the number of Common Shares to be issued pursuant to Share Awards on each date that dividends are paid on the Common Shares by an amount equal to a fraction having as its numerator the amount of the dividend per Common Shares and having as its denominator the price, expressed as an amount per Common Share, paid by participants in the New DRIP to reinvest their Dividends in additional Common Shares on the applicable dividend payment date, provided that if New Baytex has suspended the operation of such plan or does not have such a plan, then the Reinvestment Price shall be equal to the Fair Market Value of the Common Shares on the trading day immediately preceding the Divided Payment Date.

Under the Share Award Incentive Plan, in the case of a non-cash Dividend, including Common Shares or other securities or property, the Compensation Committee will, in its sole discretion and subject to the approval of the Exchange, determine whether or not such non-cash Dividend will be provided to the Share Award holder and, if so provided, the form in which it shall be provided.

 Limitation on Common Shares Reserved

The Share Award Incentive Plan provides that the maximum number of Common Shares reserved for issuance from time to time pursuant to Share Awards and pursuant to the Transition Incentive Plan at any time shall not exceed a number of Common Shares equal to 10% of the aggregate number of issued and outstanding Common Shares.

 Limitations on Share Awards

The aggregate number of Share Awards granted to any single Service Provider shall not exceed 5% of the issued and outstanding Common Shares, calculated on an undiluted basis. In addition: (i) the number of Common Shares issuable to insiders at any time, under all security based compensation arrangements of New Baytex, shall not exceed 10% of the issued and outstanding Common Shares; and (ii) the number of Common Shares issued to insiders, within any one year period, under all security based compensation arrangements of New Baytex, shall not exceed 10% of the issued and outstanding Common Shares. The number of Common Shares issuable pursuant to the Share Award Incentive Plan to Non-Management Directors, in aggregate, will be limited to a maximum of 0.25% of the issued and outstanding Common Shares and the value of all Share Awards granted to any Non-Management Director during a calendar year, as calculated on the date of grant, cannot exceed $100,000 (for purposes of monitoring compliance with these limitations, a Payout Multiplier of 1x will be assumed for any Performance Awards).

 Issue Dates

If a Grantee is prohibited from trading in securities of New Baytex as a result of the imposition by New Baytex of a trading blackout (a "Blackout Period") and the Issue Date of a Share Award held by such Grantee falls within a Blackout Period (or within ten business days following the end of a Blackout Period), then the Issue Date of such Share Award shall be extended to the date that is ten business days following the end of such Blackout Period.

 Payment of Share Awards

On the Issue Date, New Baytex shall have the option of settling any amount payable in respect of a Share Award by any of the following methods or by a combination of such methods:

(a)	Common Shares issued from the treasury of New Baytex; or

(b)
with the consent of the Grantee, cash in an amount equal to the aggregate Fair Market Value of such Common Shares that would otherwise be delivered in consideration for the surrender by the Grantee to New Baytex of the right to receive such Common Shares under such Share Award.

The Share Award Incentive Plan does not contain any provisions for financial assistance by New Baytex in respect of Share Awards granted thereunder.

 Change of Control

In the event of a Change of Control of New Baytex, the Issue Date(s) applicable to the Share Awards will be accelerated such that the Common Shares to be issued pursuant to such Share Awards will be issued immediately prior to the date upon which the Change of Control is completed and the Payout Multiplier applicable to any Performance Awards shall be determined by the Compensation Committee.

 Early Termination Events

Pursuant to the Share Award Incentive Plan, unless otherwise determined by the Compensation Committee or unless otherwise provided in a Share Award Agreement pertaining to a particular Share Award or any written employment or consulting agreement governing a Grantee's role as a Service Provider, the following provisions shall apply in the event that a Grantee ceases to be a Service Provider:

(a)
Death - If a Grantee ceases to be a Service Provider as a result of the Grantee's death, the Issue Date for all Common Shares awarded to such Grantee under any outstanding Share Award Agreements shall be accelerated to the Cessation Date, provided that the President and Chief Executive Officer of New Baytex in the case of a Grantee who is not a director or officer and the Compensation Committee in all other cases, taking into consideration the performance of such Grantee and the performance of New Baytex since the date of grant of the Share Award(s), may determine in its sole discretion the Payout Multiplier to be applied to any Performance Awards held by the Grantee.

(b)
Termination for Cause - If a Grantee ceases to be a Service Provider as a result of termination for cause, effective as of the Cessation Date all outstanding Share Award Agreements under which Share Awards have been made to such Grantee, whether Restricted Awards or Performance Awards, shall be immediately terminated and all rights to receive Common Shares thereunder shall be forfeited by the Grantee.

(c)
Voluntary Resignation - If a Grantee ceases to be a Service Provider as a result of a voluntary resignation, effective as of the day that is fourteen (14) days after the Cessation Date, all outstanding Share Award Agreements under which Share Awards have been made to such Grantee, whether Restricted Awards or Performance Awards, shall be terminated and all rights to receive Common Shares thereunder shall be forfeited by the Grantee.

(d)
Other Termination - If a Grantee ceases to be a Service Provider for any reason other than as provided for in (a), (b) and (c) above, effective as of the date that is sixty (60) days after the Cessation Date and notwithstanding any other severance entitlements or entitlement to notice or compensation in lieu thereof, all outstanding Share Award Agreements under which Share Awards have been made to such Grantee, whether Restricted Awards or Performance Awards, shall be terminated and all rights to receive Common Shares thereunder shall be forfeited by the Grantee.

(e)
Non-Management Directors - If a Grantee who is a Non-Management Director ceases to be a Service Provider as a result of: (A) a voluntary resignation or voluntarily not standing for re-election as a director of New Baytex, such events shall be treated as a voluntary resignation under (c) above; or (B) failing to be re-elected as a director of New Baytex by the Shareholders, such event shall be treated as an other termination under (d) above.

 Assignment

Except in the case of death, the right to receive Common Shares pursuant to a Share Award granted to a Service Provider may only be exercised by such Service Provider personally. Except as otherwise provided in the Share Award Incentive Plan, no assignment, sale, transfer, pledge or charge of a Share Award, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Share Award whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Share Award shall terminate and be of no further force or effect.

 Amendment and Termination of Plan

The Share Award Incentive Plan and any Share Awards granted pursuant thereto may, subject to any required approval of the Exchange, be amended, modified or terminated by the Board of Directors of New Baytex without the approval of Shareholders.  Notwithstanding the foregoing, the Share Award Incentive Plan or any Share Award may not be amended without Shareholder approval to:

(a)	increase the percentage of Common Shares reserved for issuance pursuant to Share Awards in excess of the 10% limit currently prescribed;

(b)
extend the Issue Date of any Share Awards issued under the Share Award Incentive Plan beyond the latest Issue Date specified in the Share Award Agreement (other than as permitted by the terms and conditions of the Share Award Incentive Plan);

(c)	permit a Grantee to transfer Share Awards to a new beneficial holder other than for estate settlement purposes;

(d)	change the limitations on the granting of Share Awards described above under "Limitations on Share Awards"; and

(e)	change the amending provision of the Share Award Incentive Plan.

In addition, no amendment to the Share Award Incentive Plan or any Share Awards granted pursuant thereto may be made without the consent of a Grantee if it adversely alters or impairs the rights of such Grantee in respect of any Share Award previously granted to such Grantee under the Share Award Incentive Plan.

 Approval Requirements

The approval of the Share Award Incentive Plan must be confirmed by a simple majority of the votes cast by Unitholders voting in person or by proxy at the Meeting.  The Board of Directors of New Baytex recommends that Unitholders vote FOR the resolution approving the Share Award Incentive Plan.

At the Meeting, the Unitholders will be asked to consider and, if deemed advisable, to approve the following ordinary resolution to approve, subject to completion of the Arrangement, the adoption of the Share Award Incentive Plan:

"BE IT RESOLVED as an ordinary resolution of the Unitholders that the Share Award Incentive Plan of Baytex Energy Corp., substantially as set out in Appendix E of the Information Circular and Proxy Statement of Baytex Energy Trust dated October 26, 2010, be and the same is hereby approved and authorized."

It is the intention of the persons named in the enclosed form of proxy, if named as proxy and not expressly directed to the contrary in the form of proxy, to vote those proxies for the approval of the Share Award Incentive Plan.

GENERAL PROXY MATTERS

 Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of the Trust and Baytex to be used at the Meeting.  Solicitations of proxies will be primarily by mail, but may also be by newspaper publication, in person or by telephone, fax or oral communication by directors, officers and employees or agents of the Trust or Baytex who will be specifically remunerated therefor.  All costs of the solicitation for the Meeting will be borne by the Trust.  The Trust has not made a decision to engage proxy solicitation agents to encourage the return of completed proxies by Unitholders and to solicit proxies in favour of the matters to be considered at the Meeting.  However, the Trust may do so, and if it does, the costs in respect of such services would be paid by the Trust.

 Appointment and Revocation of Proxies

Accompanying this Information Circular is a form of proxy for Unitholders.  The persons named in the enclosed form of proxy are directors and officers of Baytex.  A Unitholder desiring to appoint a person (who need not be a Unitholder) to represent such Unitholder at the Meeting, other than the persons designated in the accompanying form of proxy, may do so either by inserting such person's name in the blank space provided in the form of proxy or by completing another form of proxy and, in either case, sending or delivering the completed proxy to the offices of Valiant Trust Company at Suite 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1, or by facsimile at (403) 233-2857, in each case not later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting or any adjournment thereof.  Failure to so deposit a form of proxy shall result in its invalidation.

A Unitholder who has given a form of proxy may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by an instrument in writing executed by such Unitholder or by his attorney duly authorized in writing or, if the Unitholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the above mentioned office of Valiant Trust Company not later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

The Record Date for the determination of Unitholders entitled to receive notice of and to vote at the Meeting is October 20, 2010.  Only Unitholders whose names have been entered in the register of Units on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting.  Unitholders who acquire Units after the Record Date will not be entitled to vote such Units at the Meeting.  Each Unit outstanding on the Record Date is entitled to one vote at the Meeting.

 Signature of Proxy

The form of proxy must be executed by the Unitholder or his or her attorney authorized in writing, or if the Unitholder is a corporation, the form of proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated.  A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person's capacity following his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act.

 Voting of Proxies

The persons named in the accompanying forms of proxy will vote the Units in respect of which they are appointed in accordance with the direction of the Unitholder appointing them.  In the absence of such direction, the Units will be voted FOR the approval of the Arrangement Resolution and the other matters to be considered at the Meeting.

 Exercise of Discretion of Proxy

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting and this Information Circular and with respect to other matters that may properly come before the Meeting.  At the date of this Information Circular, management of Baytex knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

 Voting Securities and Principal Holders Thereof

As at October 20, 2010, there were 112,596,941 Units issued and outstanding.  To the knowledge of the directors and executive officers of Baytex, as at October 20, 2010, no person or company beneficially owned, or controlled or directed, directly or indirectly, 10% or more of the Units.

 Procedure and Votes Required

 Arrangement Resolution

The Interim Order provides that each registered Unitholder at the close of business on the Record Date will be entitled to receive notice of, to attend at, and to vote at, the Meeting.

Pursuant to the Interim Order:

(a)	each Unit entitled to be voted at the Meeting will entitle the holder to one vote at the Meeting in respect of the Arrangement Resolution and the other matters to be considered at the Meeting;

(b)	the number of votes required to pass the Arrangement Resolution shall be not less than two-thirds of the votes cast by Unitholders, either in person or by proxy, at the Meeting; and

(c)
a quorum at the Meeting shall consist of two (2) or more persons either present in person or represented by proxy and representing in the aggregate not less than five (5) percent of the outstanding Units. If a quorum is not present at the Meeting or within one half hour after the time fixed for the holding of the Meeting, it shall stand adjourned to such day being not less than twenty-one (21) days later and to such place and time as may be determined by the Chairman of the Meeting.  No notice of the adjourned meeting shall be required and, if at such adjourned Meeting a quorum is not present, the Unitholders present in person, or by proxy, shall be a quorum for all purposes.

 Approval of Share Award Incentive Plan

If the Arrangement Resolution is passed, Unitholders will also be asked at the Meeting to consider and, if deemed advisable, approve an ordinary resolution to approve the adoption by New Baytex of the Share Award Incentive Plan.  See "Other Matters to be Considered at the Meeting – Approval of Share Award Incentive Plan".

ADDITIONAL INFORMATION

Additional Information

Additional information relating to the Trust may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Trust's securities and securities authorized for issuance under equity compensation plans, is contained in the Trust AGM Circular, which is incorporated by reference herein.  Additional financial information is provided in the Trust's financial statements and management's discussion and analysis for its most recently completed financial year and interim period, which are incorporated by reference herein.

Any document referred to in this Information Circular and described as being filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov (including those documents referred to as being incorporated by reference in this Information Circular) may be obtained free of charge from us by contacting our Investor Relations Department by telephone (toll free: 1-800-524-5521) or by email (investor@baytex.ab.ca).

AUDITORS' CONSENT

We have read the Information Circular and Proxy Statement of Baytex Energy Trust (the "Trust") dated October 26, 2010 (the "Information Circular") with respect to a plan of arrangement involving the Trust, Baytex Energy Ltd. ("Baytex") Baytex Exchangeco Ltd. and Baytex Energy Corp. ("New Baytex").  We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the Information Circular of our report to the Board of Directors of Baytex and to the Unitholders of the Trust on the consolidated balance sheets of the Trust as at December 31, 2009 and 2008 and the consolidated statements of income and comprehensive income, deficit and cash flows for the years then ended.  Our report is dated March 15, 2010.

We consent to the inclusion in the Information Circular of our report to the Board of Directors of New Baytex on the balance sheet of New Baytex as at October 26, 2010.  Our report is dated October 26, 2010.

(signed) "Deloitte & Touche LLP"

Chartered Accountants
Calgary, Canada
October 26, 2010